As filed with the Securities and Exchange Commission on September 22, 1998
                                                      Registration No. 333-59747
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                    Commonwealth Telephone Enterprises, Inc.

             (Exact name of registrant as specified in its charter)

         Pennsylvania                                23-2093008
  (State or jurisdiction of                       (I.R.S. Employer
incorporation or organization)                   Identification No.)

                                 100 CTE Drive
                             Dallas, PA 18612-9774
                                (717) 674-2700
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                 John J. Jones
                   Executive Vice President, General Counsel
                            and Corporate Secretary
                   Commonwealth Telephone Enterprises, Inc.
                                 100 CTE Drive
                             Dallas, PA 18612-9774
                                (717) 674-2700

           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                  ----------
                                  Copies to:
                           Winthrop B. Conrad, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                                  ----------
               Approximate date of commencement of proposed sale of the securities to the public: From time to time after the Registration Statement becomes effective.

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
         Title of Each Class of                     Proposed Maximum Aggregate
      Securities to be Registered                    Offering Price (1)(2)(3)       Amount of Registration Fee(4)(5)
---------------------------------------------------------------------------------------------------------------------
Subordinated Debt Securities, Preferred Stock,
 Common Stock and Subscription Rights
 (collectively, "Securities") of Commonwealth
 Telephone Enterprises, Inc......................   $200,000,000.00                       $59,000.00
====================================================================================================================
(1) Such indeterminate number or amount of Securities of Commonwealth
    Telephone Enterprises, Inc. as may from time to time be issued at indeterminate prices.  Such amount includes such indeterminable number of shares of common stock that may be issued upon the conversion of convertible securities.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) and exclusive of accrued interest, if any.

(3) If any Securities are issued at original issue discount, such greater amount as shall result in an aggregate initial offering price of $200,000,000.

(4) Pursuant to Rule 457(i), there is no filing fee with respect to the shares of Common Stock issuable upon conversion of convertible securities, because no additional consideration will be received in connection with the exercise of the conversion privilege.

(5) Pursuant to Rule 457(g), no registration fee is payable with respect to the subscription rights since the subscription rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

                                   ----------
               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

PROSPECTUS
                     Subject to Completion, Dated [ ], 1998

                                  $200,000,000
                       Commonwealth Telephone Enterprises,
                                      Inc.
    Subordinated Debt, Preferred Stock, Common Stock and Subscription Rights

               Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (the "Company"), may from time to time offer or, in the case of the Rights (as defined herein), distribute, together or separately, (i) subordinated debt securities (the "Notes"), (ii) shares of its preferred stock (the "Preferred Stock"), (iii) shares of its common stock, par value $1.00 per share (the "Common Stock"), and (iv) subscription rights (the "Rights") to subscribe for and purchase shares of the Common Stock, in each case in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of sale. The Common Stock, the Preferred Stock, the Notes and the Rights are collectively referred to herein as the "Securities."

               The Common Stock, Preferred Stock and Rights offered pursuant to this Prospectus may be issued in one or more series or issuances. The
Notes offered pursuant to this Prospectus may consist of debentures, notes or other evidences of indebtedness in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of any such offering. Specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a Prospectus Supplement ("Prospectus Supplement") with respect to such Offered Securities, which Prospectus Supplement will describe, without limitation and where applicable, the following: (i) in the case of the Notes, the specific designation, aggregate principal amount, denomination, maturity, rate (which may be fixed or variable) or method of calculation of interest and dates for payment thereof, any conversion, exchangeability, redemption, prepayment or sinking fund provisions and any listing on a securities exchange and other specific terms of the offering; (ii) in the case of Preferred Stock, the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock) and any listing on a securities exchange; (iii) in the case of Common Stock, the specific designation, number of shares, purchase price and the rights and privileges thereof, together with any qualifications or restrictions thereon and any listing on a securities exchange; and (iv) in the case of Rights, the specific designation, number of Rights, transferability, subscription price and terms and any oversubscription privileges, together with any qualifications or restrictions thereon and any listing on a securities exchange. Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Stock and the Rights on a national securities exchange or for quotation on the Nasdaq National Market ("NASDAQ"). Any Prospectus Supplement relating to any series of Offered Securities will contain information concerning certain
United States federal income tax considerations, if applicable, to the Offered Securities.

               Unless otherwise specified in a Prospectus Supplement, upon a Change in Control (as defined herein), holders of Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or any part of their Notes at the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes." The Notes, when issued, will be subordinated in right of payment to all secured senior indebtedness ("Senior Indebtedness") of the Company and all current and future obligations of subsidiaries of the Company, including trade obligations. See "Risk Factors--Subordination; No Limitation on Senior Indebtedness" and "--Holding Company Status."

               The Offered Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters and, in the case of the Rights, may be distributed directly to shareholders. Such agents or underwriters may act alone or with other agents or underwriters.
See "Underwriting." Any such agents, dealers or underwriters will be set forth in a Prospectus Supplement. If an agent of the Company, or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company, as the case may be, will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

               This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

               See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered by prospective purchasers of the Securities offered hereby.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ________________

                    The date of this Prospectus is [ ], 1998.


                              AVAILABLE INFORMATION

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Such material may also be inspected at the regional offices of the Commission located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

               This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Any statement contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents filed by the Company with the Commission (File No. 0-11053) pursuant to the Exchange Act are incorporated by reference and made a part hereof:

               (a) the Company's Annual Report on Form 10-K and Form 10-K/A (as filed on September 21, 1998) for the year ended December 31, 1997 (the "Company's 10-K"), as amended;

               (b) the Company's Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 1998 (the "Company's March 10-Q"), as amended; and

               (c) the Company's Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended June 30, 1998 (the "Company's June 10-Q"), as amended.

               All documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering pursuant hereto, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to the office of David G. Weselcouch, Vice President of Investor Relations, Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, PA 18612-9774, telephone number (717) 674-2700.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

               This Prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. The Company's actual results may differ materially from such statements. Factors that could cause or contribute to such differences are set forth below as well as those factors discussed elsewhere in this Prospectus and in the documents incorporated herein by reference. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

                              PROSPECTUS SUMMARY

               The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, incorporated herein by reference to the Company's 10-K, the Company's March 10-Q and the Company's June 10-Q and appearing elsewhere in this Prospectus. Unless the context otherwise requires, "Commonwealth" or the "Company" refers to Commonwealth Telephone Enterprises, Inc., a
Pennsylvania corporation, and its consolidated subsidiaries. In addition, unless otherwise indicated, all information in the Prospectus assumes no exercise of the Underwriters' over-allotment option. All share and per share data and market prices of the Company's Common Stock have been restated to reflect the two-for-three reverse stock split of the Company's Common Stock effective October 9, 1997.

                                   The Company

               Commonwealth Telephone Enterprises, Inc., formerly known as C-TEC Corporation, consists primarily of Commonwealth Telephone Company ("CT"), which provides telephony service to approximately 267,500 access lines in rural parts of eastern Pennsylvania, and CTSI, Inc. ("CTSI"), a competitive local exchange carrier ("CLEC"), which provides competitive telephony services to Tier II cities adjacent or proximate to CT's service areas. The Company's operations also include epix Internet Services, Inc. ("epix[Registered]"), an Internet service provider, Commonwealth Long Distance Company ("CLD"), which provides long distance service for both CT and CTSI customers, among others, and Commonwealth Communications ("CC"), which provides telecom engineering and consulting services.

               CT benefits from a technologically-advanced, fiber-rich network, strong barriers to competition, favorable regulatory conditions and strong growth prospects. CT's market encompasses approximately 5,200 square miles in mountainous, rural Pennsylvania--a market that is protected from competition not only by its lack of concentration and low basic service rates, but also by regulatory hurdles to effective competition. CT's network has been upgraded to a 100% digital platform, facilitating the provisioning of value added services and reducing operating costs. CT's access line growth rate of 7.5% between June 30, 1997 and June 30, 1998 has been fueled largely by an increase in residential second lines. Despite this growth, CT's second line penetration, currently 17.2%, is still lower than the national average of 18.9%. CT believes it has good relationships with regulators and expects to benefit from recent developments in its regulatory position which will allow CT to implement basic service rate increases beginning in 1999 that are indexed to inflation, rather than historical rate-of-return methodology. The Company believes that CT is less likely to face competition in its service area from alternate local exchange service providers due to several economic factors, including (i) the rural, low-density characteristics of its operating area, (ii) the high cost of entry to the market due to topography, (iii) the lack of concentration of medium and large business users and (iv) its low basic service rates. The Company further believes that CT's status as a Rural Telephone Company, which exempts it from many of the interconnection requirements of the Federal Telecommunications Act of 1996 (the "1996 Act"), provides a further barrier to competition.

               CTSI, the Company's CLEC, commenced operations in 1996 and currently has over 29,000 access lines in service, 94% of which are connected to the Company's switches and 36% of which are served solely by the Company's network. CTSI markets local and all distance telephone service and Internet access primarily to business customers who have historically been served by incumbent providers such as Bell Atlantic. CTSI's target markets are Tier II cities in eastern Pennsylvania and southern New York state which are proximate to CT's service area. These target markets have a population density that is almost twenty-five times that of CT's markets. The Company believes that the geographical juxtaposition of these target markets with CT's service areas allows CTSI to efficiently leverage CT's switching, billing and administrative infrastructure while also benefitting from the positive cash flow of CT, thereby enhancing CTSI's speed to market while reducing the risks typically associated with CLECs. The Company expects that modest penetration into CT's adjacent markets will significantly increase the Company's combined access lines, revenue, and future cash flow.

               The Company's other businesses, epix[Registered], CLD and CC, support CT and CTSI, offering a depth of expertise and products to their existing customer base as well as creating opportunities to source new customers through cross-selling efforts. epix[Registered] provides dial-up and dedicated Internet access as well as website development and hosting services to residential and business customers. CLD serves as CT's and CTSI's long distance service provider and also markets to and serves third parties. CC provides engineering and consulting services.

               The Company's principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774 and its telephone number is (717) 674-2700. The Company maintains a website at http://www.ct-enterpises.com where general information about the Company is available. Reference to the website shall not be deemed to incorporate the contents of the website into this Prospectus.

                       Summary Consolidated Financial Data

               The summary consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto incorporated herein by reference to the Company's 10-K and the Condensed Consolidated Financial Statements of the Company and the Notes thereto incorporated herein by reference to the Company's June 10-Q and included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                 Six Months Ended
                                                         For the Years Ended December 31,                             June 30,
                                               --------------------------------------------------------          -----------------
                                                 1993          1994       1995        1996       1997              1997      1998
                                               --------      --------   --------    --------   --------          -------   -------
                                                   (dollars in thousands, except per share data)                   (unaudited)
Income Statement Data:
Sales:
 CT.....................................        $125,293    $121,981   $127,842    $135,575    $144,538        $70,591     $76,334
 CTSI...................................              --          --         --          89       5,329          1,112       8,879
 Other..................................          35,753      38,291     46,349      50,842      46,729         23,263      23,701
Total sales.............................        $161,046    $160,272   $174,191    $186,506    $196,596        $94,966    $108,914
Income from continuing operations
 before extraordinary item..............         $16,990     $17,033    $31,206     $25,869     $22,184        $13,071     $11,027
Net (loss) income:
 CT.....................................         $17,389     $22,304    $26,994     $23,901     $27,942        $14,076     $15,979
 CTSI...................................              --          --         --        (620)     (6,791)        (2,421)     (3,296)
 Other..................................         (24,038)     49,412     (3,715)    (12,896)    (35,116)       (30,953)     (1,687)
Total net (loss) income.................         $(6,649)    $71,716    $23,279     $10,385    $(13,965)      $(19,298)    $10,996
Earnings per average common share
 from continuing operations before
 extraordinary item:
   Basic................................          $1.54      $1.50       $1.71       $1.20       $0.98          $0.60       $0.48
   Diluted..............................          $1.54      $1.50       $1.65       $1.19       $0.96          $0.59       $0.47
Balance Sheet Data:
Total Assets............................        $360,760    $572,277   $639,132    $627,653    $373,667       $604,813    $401,690
Long-term debt, net of current
 maturities.............................        $228,049    $119,376   $110,366    $101,356    $167,347        $96,853    $182,343
Redeemable preferred stock..............            $276        $257    $39,493     $40,867     $42,517        $41,692     $43,341
Other Financial Data:
EBITDA (before management fees) (1):
 CT.....................................         $72,463     $71,648    $76,238     $81,181     $87,404        $42,974     $46,547
 CTSI...................................              --          --         --        (941)     (9,458)        (3,488)     (4,551)
 Other..................................           6,312       7,738      2,170       3,608       3,014          1,159       1,690
Total EBITDA............................         $78,775     $79,386    $78,408     $83,848     $80,960        $40,645     $43,686
Capital Expenditures:
 CT.....................................         $37,384     $34,192    $27,258     $28,834     $30,739        $14,686     $18,330
 CTSI...................................              --          --        --       $6,692     $36,615        $17,956     $23,139
Ratio of earnings to fixed charges (2)..           2.48       2.40        5.03        5.06        4.15            5.32        3.67
Ratio of combined fixed charges and
 preferred stock dividends to
 earnings (3)...........................           2.48       2.40        5.03        3.86        3.27            3.97        3.00
Operating Data:
CT access lines.........................         210,829     218,737    227,235     240,255     258,803        248,834     267,542
CTSI access lines.......................              --          --         --         804      18,018          4,796      29,169
   Total................................         210,829     218,737    227,235     241,059     276,821        253,630     296,711


(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes ("EBITDA"). EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary item(s) and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor.

(3) For purposes of calculating the ratio of combined fixed charges and preferred stock dividends to earnings, earnings consist of income before income taxes, extraordinary item(s) and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor. Preferred stock dividends are the amount of earnings before income taxes that is required to pay the dividends on outstanding preferred stock.

                                 RISK FACTORS

Competition

               CT operates primarily as a monopoly provider of local telephone service in its service area, and accordingly faces only limited direct competition, mostly in its local (intraLATA) toll business. Like other local exchange carriers ("LECs"), CT faces some competition from long distance providers of intraLATA toll services (primarily the large inter-exchange (long distance) carriers ("IXCs")) and dedicated access services from competitive access providers ("CAPs"). As is the case generally with incumbent LECs, CT's local exchange business is not legally protected against competitive entry (although CT's status as a rural telephone company provides it some relief from the interconnection obligations imposed on larger LECs). See "Business -- Commonwealth Telephone Company -- Regulation." CT currently faces limited competition in its service territory from wireless telecommunication providers, Internet service providers ("ISPs") and private networks built by large end users. In the future, CT may face potential competitive entry by these entities and others such as CLECs, IXCs, other incumbent LECs, cable
television companies, electric utilities and microwave carriers.   However,
due to the rural, low-density characteristics of its operating area, the high cost of entry to the market, the lack of concentration of medium and large business users, and its low basic service rates, CT believes that compared to most other LECs, it is less likely to face competition in its existing service area.

               The markets serviced by CTSI are more competitive than CT's markets. The services offered by CTSI in each market compete principally with the services offered by the incumbent LEC serving that area, primarily Bell Atlantic. Incumbent LECs have relationships with their customers, have the potential to subsidize services, and benefit from favorable state and federal regulations. The incumbent LECs are generally larger and better financed than CTSI. In light of the passage of the 1996 Act and recent concessions by some of the Regional Bell Operating Companies ("RBOCs"), federal and state regulatory initiatives will provide increased business opportunities to CLECs, but incumbent LECs may obtain increased pricing flexibility for their services as competition increases. If, in the future, incumbent LECs are permitted by regulators to lower their rates substantially, engage in significant volume and term discount pricing practices for their customers, or charge CLECs significantly higher fees for interconnection to the incumbent LECs' networks, CTSI's competitive position would be adversely affected. For example, the FCC is reportedly likely to grant incumbent LECs, including Bell Atlantic, additional flexibility to offer broadband data services through a separate subsidiary on a deregulated basis. Bell Atlantic is also seeking authority pursuant to Section 271 of the 1996 Act to offer long-distance services to its Pennsylvania customers along with local services. If approved by the FCC, this could allow Bell Atlantic to offer more attractive service packages to compete with CTSI's offerings.

               CTSI also faces, and will continue to face, competition from other current and potential future market entrants, including IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers and private networks built by large end users. A number of markets served by the Company are also served by one or more CLECs, including NEXTLINK Communications Inc. and Hyperion Telecommunications Inc., and competition from CLECs and other companies is expected to increase in the future.

Regulation

               The Company's businesses are subject to regulation by numerous state and federal authorities, including the Federal Communications Commission (the "FCC") and the Pennsylvania Public Utility Commission ("Pennsylvania PUC"). The following is only a summary of some of the more important regulatory matters affecting the Company. The telecommunications regulatory environment has been changed dramatically by the 1996 Act, and may be subject to additional change in the future by actions of Congress, State legislatures, the FCC, State regulatory agencies, and courts. No assurances can be given that existing regulations (including those not summarized below), or future changes therein, will not have a material adverse effect on the Company's business and results of operations in the future.

               CT, in providing telecommunications services in the Commonwealth of Pennsylvania, is subject to regulation by the Pennsylvania PUC. CT submitted a Petition for Alternative Regulation and Network Modernization Plan (the "Plan") to the Pennsylvania PUC pursuant to a state law whereby local exchange carriers may agree to enhance their network's bandwidth capability in exchange for lessened regulatory oversight. On February 19, 1997, the Pennsylvania PUC approved CT's Plan, which provides CT with authority to (i) increase its basic service rates based on the rate of inflation minus 2.0 percent beginning in 1999, subject to certain limitations;
(ii) implement revenue-neutral rate rebalancing; and (iii) adjust rates to compensate for exogenous events such as jurisdictional cost shifts or legislative mandates. CT agreed to maintain current price levels in the aggregate for basic or non-competitive services for two years, but maintained the right to rebalance rates for such services, including dialtone, intraLATA toll and access rates, immediately, subject to approval of the Pennsylvania PUC. On March 26, 1998, the Pennsylvania PUC approved CT's rate rebalancing plan, which, among other things, raised basic service rates on primary lines by $2.45 from April 1, 1998. The Company does not expect the rate rebalancing to have an impact on margins. In exchange for this favorable regulatory environment, CT committed to ensuring the availability of certain broadband technology in its service areas by the year 2015. However, the Pennsylvania PUC has reserved the right to review any rate changes proposed by CT to implement the provisions of the Plan. There can be no assurance that the PUC will permit CT to implement desired rate changes pursuant to the Plan. In addition, to the extent that the rate of inflation is below 2.0 percent in any year, the Plan will require CT to reduce its rates accordingly.

               CT is subject to the jurisdiction of the FCC with respect to CT's interstate rates, services and other matters, including the prescription of a uniform system of accounts, the prescription of principles and procedures used to separate investments, revenues, expenses, taxes and reserves between the interstate and intrastate jurisdictions and the imposition of accounting and cost allocation rules for the separation of costs of regulated and non-regulated telecommunications services for interstate rate-making purposes.

               With respect to its interstate access services, CT benefits from its classification by the FCC as an "average schedule" company, which allows CT to receive compensation from a nationwide "pool" of smaller local exchange carriers based upon formulas developed by the National Exchange Carrier Association, Inc. ("NECA") that reflect the average reported costs of other telephone companies in the pool. The formulas used to compensate average schedule companies are revised by NECA each year, and are subject to review and revision by the FCC. Future changes in the formulas could be adverse to the interest of CT, although CT does have the right to withdraw from average schedule status and to be compensated for access services based upon its actual costs if that became desirable. Under the current formulas, if the FCC were to require CT to convert from receiving compensation on an average schedule basis to receiving compensation based on CT's actual costs, CT's interstate access revenues could be reduced. However, CT believes that in this event it would be allowed to increase its local rates on a dollar for dollar basis to compensate for any resulting loss of interstate access revenues under the exogenous events provision of the Plan.

               Under the 1996 Act, LECs are generally required to provide competitors with access to their systems and services, including providing access to resale services, providing number portability, dialing parity and access to their poles, conduits and rights-of-way and establishing reciprocal compensation arrangements with other carriers for transporting and terminating each other's traffic. In addition, incumbent LECs are required to (i) provide discounted "wholesale" rates to resellers of their services; (ii) provide competitors with access to unbundled network elements; (iii) interconnect with the facilities of other carriers on a non-discriminatory basis; and (iv) permit collocation of competitors' equipment in their central offices where technically feasible. However, in 1996, CT's status as Rural Telephone Company under the 1996 Act was recognized by the Pennsylvania PUC. This status exempts CT from the special "incumbent LEC" interconnection and unbundling requirements described above (although it remains subject to the more general LEC requirements described in the first sentence of this paragraph) unless and until a requesting carrier is able to demonstrate to the Pennsylvania PUC that terminating this exemption is not unduly economically burdensome, is technically feasible, and is consistent with the universal service requirements of the 1996 Act.

               Telecommunications services provided by CTSI and its networks are subject to regulation by federal, state and local government agencies. The FCC has jurisdiction over CTSI's interstate services, including access charges as well as long-distance services. In addition, as a CLEC, CTSI is subject to the general duties of all LECs under the 1996 Act. State regulatory commissions exercise jurisdiction over CTSI's intrastate services (including basic local exchange service and in-state toll services). Although specific regulatory requirements and practices vary from state to state, CTSI's rates and services are generally subject to much less regulatory scrutiny than those
of incumbent LECs.   Additionally, municipalities and other local government
agencies may regulate limited aspects of CTSI's business, such as its use of rights-of-way. For additional information concerning regulatory matters affecting the Company, see "Business--Commonwealth Telephone Company -- Regulation" and "--CTSI -- Regulation."

Need to Obtain and Maintain Interconnection Agreements, Permits and
Rights-of-Way

               In order to develop its CLEC business, the Company must obtain and maintain interconnection agreements and local permits including rights to utilize underground conduit and pole space and other rights-of-way from entities such as incumbent LECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing permits and rights or to obtain and maintain the other permits and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a new target market may affect the Company's ability to acquire or develop a network in that market.

Rapid Technological Change

               The telecommunications industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of the Company's telecommunications networks nor materially hinder its ability to competitively deliver its services, the effect of technological changes on the business of the Company cannot be predicted.

Control by Level 3 Telecom Holdings, Inc.; Conflicts of Interest

               Level 3 Telecom Holdings, Inc. ("Level 3 Telecom"), formerly Kiewit Telecom Holdings, Inc., beneficially owns approximately 48% of the Company's Common Stock on a fully diluted basis. Consequently, Level 3 Telecom effectively has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The control of the Company by Level 3 Telecom may tend to deter non-negotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Level 3 Telecom of a significant portion of the Company's Common Stock, or the perception that such a disposition may occur, could affect the trading price of the Common Stock and could affect the control of the Company. The common stock of Level 3 Telecom is owned 90% by Level 3 Communications, Inc. ("Level 3") and 10% by David C. McCourt, the Chairman and Chief Executive Officer of the Company. Mr. McCourt is a member of the Board of Directors of Level 3. On July 20, 1998, Level 3 announced that it had entered into a cost-sharing network construction agreement with Internext LLC ("Internext"), which is beneficially owned by NEXTLINK Communications Inc., Nextel Communications Inc. and Eagle River Investments LLC. Pursuant to the agreement, Internext will acquire the right to use fiber optic cable and associated facilities to be installed by Level 3. There can be no assurance that this agreement will not lead to conflicts of interest for Level 3.

               On September 30, 1997, the Company distributed 100 percent of the outstanding shares of common stock of its wholly-owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan Inc. ("Cable Michigan") to holders of record of the Company's Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 (the "Distribution Agreement") among the Company, RCN and Cable Michigan. As a result of the Distribution, there exist relationships that may lead to conflicts of interest. Level 3 Telecom effectively controls the Company, RCN and Cable Michigan. In addition, certain of the Company's named executive officers are also directors and/or executive officers of RCN or Cable Michigan. In particular, David C. McCourt, Chairman and Chief Executive Officer of the Company, also serves as a director and Chairman and Chief Executive Officer of Cable Michigan and as a director and Chairman and Chief Executive Officer of RCN. Mr. McCourt expects to devote approximately 70% of his time to managing the affairs of RCN. In addition, Bruce C. Godfrey, Executive Vice President and Chief Financial Officer of the Company is also a director and Executive Vice President and Chief Financial Officer of RCN. Mr. Godfrey expects to devote approximately 80% of his time to managing the affairs of RCN. The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of Cable Michigan and/or RCN. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

               In connection with the Distribution, RCN has agreed to provide or cause to be provided to the Company and to Cable Michigan certain specified services for a transitional period after the Distribution. The fees for such services will be 3.5% of the first $175 million of revenue of the Company and 1.75% of any additional revenue. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan." The aforementioned arrangements were not the result of arm's length negotiation between unrelated parties as the Company and RCN have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain better terms from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of RCN and Cable Michigan, which will be negotiated at arm's length.

Requirement to Repurchase Notes Upon Change in Control

               Unless otherwise specified in the applicable Prospectus Supplement, in the event of a Change in Control (as defined in the Indenture as defined below) each Holder will have the option, subject to the terms of the Indenture, to require the Company to purchase all or any part of any Note for a purchase price equal to 100% of the outstanding principal amount thereof, plus accrued but unpaid interest. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to repurchase all Notes tendered by the Holders thereof. In addition, the Company's Revolving Credit Facility (the "Credit Facility"), which constitutes Senior Indebtedness, provides that a change in control (as described therein) will constitute an event of default thereunder, the occurrence of which would cause the repurchase of the Notes, absent a waiver, to be blocked by the subordination provisions of the Notes. Even if such event of default did not occur or was waived, the exercise by any Holder of Notes of the right to require the Company to repurchase Notes as a result of the occurrence of a Change in Control could create an event of default under other Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, also be blocked by the subordination provisions of the Notes. See "Description of Notes--Subordination of Notes." Further, the terms of other future Senior Indebtedness of the Company or other future indebtedness ranking pari passu in right of payment with the Notes could require that such indebtedness be repaid upon the occurrence of a Change in Control. Failure by the Company to repurchase the Notes when required will result in an Event of Default (as defined in the Indenture), whether or not such repurchase is permitted by the subordination provisions thereof. See "Description of Notes--Purchase of Notes at the Option of Holders Upon a Change in Control" for a summary of these provisions.

Subordination; No Limitation on Senior Indebtedness

               The Notes will be general unsecured obligations of the Company, will be contractually subordinate in right of payment to all existing and future Senior Indebtedness of the Company, will rank pari passu in right of payment with all existing and future senior indebtedness of the Company that is unsecured and will rank senior in right of payment to all future subordinated indebtedness of the Company. The Notes will be effectively subordinated to all current and future obligations of subsidiaries of the Company, including trade obligations. As of June 30, 1998, the Company had approximately $94.5 million of Senior Indebtedness outstanding (excluding accrued interest thereon), and the Company's subsidiaries had approximately $97 million of indebtedness outstanding (excluding accrued interest thereon). See "Capitalization" and "Description of Notes--Subordination."

               The Indenture will not restrict the incurrence of Senior Indebtedness or the incurrence of other indebtedness by the Company or its subsidiaries. The incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. All indebtedness incurred from time to time under the Credit Facility will be Senior Indebtedness of the Company.
In the event of any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon acceleration of the Notes due to an Event of Default, the assets of the Company's subsidiaries with respect to any indebtedness of such subsidiaries and the assets of the Company pledged as security on any outstanding Senior Indebtedness will be available to pay obligations on the Notes only after all such indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other indebtedness which ranks pari passu in right of payment with the Notes.

Holding Company Structure

               The Company is a holding company whose principal assets are the shares of capital stock of its subsidiaries. The Company does not generate any operating revenues of its own. Consequently, it depends on dividends, advances and payments from its subsidiaries to fund its activities and meet its cash needs, including its debt service requirements. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make funds available therefor. Their ability to pay dividends or make other payments or advances to the Company will depend on their operating results and will be subject to various business considerations and to applicable state laws. In addition, Holders of the Notes are effectively subordinated to the claims of creditors of the Company's subsidiaries to the extent of the assets of those subsidiaries. If any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any subsidiary of the Company occurs, creditors of that subsidiary generally will have the right to be paid in full before any distribution is made to the Company or the holders of the Notes. See "Description of Notes."

Anti-Takeover Provisions

               The Company's Amended and Restated Articles of Incorporation ("Charter") and Amended and Restated Bylaws ("Bylaws") contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable. Certain of these provisions are described in "Description of Capital Stock--Description of Certain Provisions of Charter and Bylaws."

               The Change in Control purchase feature of the Notes, described in "Description of Notes--Purchase of Notes at the Option of Holders Upon a Change in Control," may in certain circumstances discourage a change in control of the Company or acquisition proposals with respect to the Company.

Litigation and Regulatory Proceedings

               From time to time, the Company and its affiliates are parties to litigation and regulatory proceedings. Prospective investors should review the descriptions of such matters contained in the Company's annual, quarterly and current reports filed with the Commission and incorporated by reference herein. In particular, the Company is currently involved in the litigation discussed in "Business--Legal Proceedings." There can be no assurances that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

Uncertain Market

               The Notes, the Preferred Stock and the Rights will be new securities for which there currently is no established trading market.
Although the underwriters of a particular issue of securities may make a market in the securities, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes, the Preferred Stock or the Rights. There also can be no assurance that the shares of Common Stock issuable upon exercise of the Rights will trade at or above the price at which such shares are purchased. Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Notes, the Rights or the Preferred Stock on any securities exchange or for quotation through NASDAQ.

Dilution in Connection with Rights Offerings

               Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of any reduction in the market value of such shareholder's Common Stock resulting from an offering of the Rights. Shareholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights. Accordingly, holders are strongly urged to exercise or sell their Rights.

               There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of shares upon exercise of Rights, a subscribing Rights holder will be able to sell shares purchased at a price equal to or greater than the purchase price.

                               USE OF PROCEEDS

               Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds of the Offering will be used to finance capital expenditures and for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

               The Company's Common Stock and Class B Common Stock are traded on NASDAQ under the symbols "CTCO" and "CTCOB," respectively.

               The table below sets forth, for the periods indicated, the reported high and low bid prices of the Common Stock and the Class B Common Stock on NASDAQ. Such data have been restated to reflect the two-for-three reverse stock split of the Company's Common Stock and Class B Common Stock effective October 9, 1997, but has not been restated to reflect the effects of the Distribution of RCN Corporation and Cable Michigan effective September 30, 1997. Accordingly, historical trading information for periods prior to the fourth quarter of 1997 do not provide a meaningful basis for comparison.

                              Common Stock              Class B Common Stock
                               Bid Price                     Bid Price
                        -----------------------       --------------------------
                          High          Low              High            Low
Calendar Period         --------      ---------       ---------        ---------
PRE-DISTRIBUTION
1996
Third quarter........... $45.17       $35.23           $45.73           $35.61
Fourth quarter.........   41.23        34.67            41.23            34.48
1997
First quarter..........  $44.98       $34.11           $44.61           $33.73
Second quarter.........   54.69        38.98            53.59            38.80
Third quarter..........   74.97        50.97            75.34            50.22
POST-DISTRIBUTION
Fourth quarter.........  $32.88       $20.98           $32.03           $19.75
1998
First quarter..........  $29.75       $21.25           $29.25           $19.88
Second quarter.........   30.63        26.00            29.63            26.25
Third quarter (through
 September 18, 1998)...   27.25        21.50            28.13            23.94

               As of August 31, 1998, there were 15,779,617 shares of Common Stock and 2,613,440 shares of Class B Common Stock outstanding (excluding treasury shares). As of August 31, 1998, there were approximately 828 and 354 holders of record of the Common Stock and the Class B Common Stock, respectively. The closing prices of the Common Stock and of the Class B Common Stock quoted on NASDAQ on September 18, 1998 were $22.75 and $24, respectively.

               The Company anticipates that future cash flows will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determinations to pay dividends will be at the discretion of the Board of Directors and will be dependent upon a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

                      SELECTED CONSOLIDATED FINANCIAL DATA


               The following selected financial data relating to the Company have been taken or derived from the historical financial statements of the Company and are qualified in their entirety by reference to such financial statements and notes included therein which are incorporated herein by reference to the Company's 10-K. Certain information at June 30, 1998 and June 30, 1997 and for the respective six month periods ended June 30, 1997 and June 30, 1998 has been derived from the Company's unaudited interim condensed consolidated financial statements, which are incorporated herein by reference to the Company's June 10-Q, and which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results for the periods ended June 30, 1998 and June 30, 1997 are not necessarily indicative of results for the full year.

                                                                                                                Six Months Ended
                                                            For the Years Ended December 31,                        June 30,
                                                  -------------------------------------------------------    ---------------------
                                                    1993        1994        1995       1996        1997        1997        1998
                                                  --------    --------    --------   --------    --------    --------    --------
    (dollars in thousands, except per share data)                 (unaudited)

Income Statement Data:
Sales:
 CT........................................      $125,293    $121,981   $127,842    $135,575    $144,538        $70,591     $76,334
 CTSI......................................            --          --         --          89       5,329          1,112       8,879
 Other.....................................        35,753      38,291     46,349      50,842      46,729         23,263      23,701
                                                 --------    --------   --------    --------    --------       --------    --------
Total sales................................      $161,046    $160,272   $174,191    $186,506    $196,596        $94,966    $108,914
Income from continuing operations before
 extraordinary item........................       $16,990     $17,033    $31,206     $25,869     $22,184        $13,071     $11,027
Net (loss) income:
 CT........................................       $17,389     $22,304    $26,994     $23,901     $27,942        $14,076     $15,979
 CTSI......................................            --          --         --        (620)     (6,791)        (2,421)     (3,296)
 Other.....................................       (24,038)     49,412     (3,715)    (12,896)    (35,116)       (30,953)     (1,687)
                                                 --------    --------   --------    --------    --------       --------    --------
Total net (loss) income....................       $(6,649)    $71,716    $23,279     $10,385    $(13,965)      $(19,298)    $10,996
Earnings per average common share from
 continuing operations before extraordinary
 item:
   Basic...................................         $1.54      $1.50       $1.71       $1.20       $0.98          $0.60       $0.48
   Diluted.................................         $1.54      $1.50       $1.65       $1.19       $0.96          $0.59       $0.47

Balance Sheet Data:
Total Assets...............................      $360,760    $572,277   $639,132    $627,653    $373,667       $604,813    $401,690
Long-term debt, net of current maturities..      $228,049    $119,376   $110,366    $101,356    $167,347        $96,853    $182,343
Redeemable preferred stock.................          $276        $257    $39,493     $40,867     $42,517        $41,692     $43,341

Other Financial Data:
EBITDA (before management fees)(1):
 CT........................................       $72,463     $71,648    $76,238     $81,181     $87,404        $42,974     $46,547
 CTSI......................................            --          --         --        (941)     (9,458)        (3,488)     (4,551)
 Other.....................................         6,312       7,738      2,170       3,608       3,014          1,159       1,690
                                                 --------    --------   --------    --------    --------       --------    --------
Total EBITDA...............................       $78,775     $79,386    $78,408     $83,848     $80,960        $40,645     $43,686
Capital Expenditures:
 CT........................................       $37,384     $34,192    $27,258     $28,834     $30,739        $14,686     $18,330
 CTSI......................................            --          --        --       $6,692     $36,615        $17,956     $23,139
Ratio of earnings to fixed charges(2)......          2.48       2.40        5.03        5.06        4.15           5.32        3.67
Ratio of combined fixed charges and
 preferred stock dividends to
 earnings(3)...............................          2.48       2.40        5.03        3.86        3.27           3.97        3.00

Operating Data:
CT access lines............................       210,829     218,737    227,235     240,255     258,803        248,834     267,542
CTSI access lines..........................            --          --         --         804      18,018          4,796      29,169
                                                 --------    --------   --------    --------    --------       --------    --------
   Total...................................       210,829     218,737    227,235     241,059     276,821        253,630     296,711



(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes ("EBITDA"). EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary item(s) and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor.

(3) For purposes of calculating the ratio of combined fixed charges and preferred stock dividends to earnings, earnings consist of income before income taxes, extraordinary item(s) and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor. Preferred stock dividends are the amount of earnings before income taxes that is required to pay the dividends on outstanding preferred stock.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               The following discussion of results of operations and financial condition is based upon and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated herein by reference to the Company's 10-K and the Condensed Consolidated Financial Statements and Notes thereto incorporated herein by reference to the Company's June 10-Q and the Selected Financial Data and other financial data appearing elsewhere in this Prospectus. The financial data, except for per share data, included herein are denominated in thousands of dollars.

General Overview

               Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

                For the six months ended June 30, 1998, the Company's EBITDA was $43,686 as compared to $40,645 for the same period in 1997. Sales increased 14.7% and were $108,914 and $94,966 for the six months ended June 30, 1998 and 1997, respectively. The increase was primarily due to higher sales at CT of $5,743, CTSI of $7,767, and other operations of $438. Income from continuing operations was $11,027 and $13,071 for the six months ended June 30, 1998 and 1997, respectively. This decrease reflects higher interest and depreciation expense, partially offset by lower income tax expense and the increased EBITDA discussed above. Net income to common shareholders was $8,871 or $.47 per diluted average common share for the six months ended June 30, 1998 as compared to net loss to common shareholders of ($21,423) or ($1.16) per diluted average common share for the six months ended June 30, 1997. Net income to common shareholders for the six months ended June 30, 1997 includes a loss from discontinued operations of ($32,369) or ($1.75) per diluted average common share.

               Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

               For the year ended December 31, 1997, EBITDA was $80,960 as compared to $83,848 in 1996. Higher costs associated with the development of CTSI were offset by higher EBITDA of CT of $6,223. Sales increased 5.4% and were $196,596 and $186,506 for the years ended December 31, 1997 and 1996, respectively. Higher sales of CT of $8,963, CTSI of $5,240 and epix[Registered] of approximately $2,500, were partially offset, primarily by lower sales of CC. Income from continuing operations before extraordinary charges was $22,184 and $25,869 for the years ended December 31, 1997 and 1996, respectively. The decrease of $3,685 primarily reflects the lower EBITDA of $2,888 discussed above, higher depreciation and amortization of $3,826 and lower other income of $1,245 partially offset by a lower provision for income taxes of $4,500. Net loss to common shareholders was ($18,214), or ($.97) per diluted average common share, for the year ended December 31, 1997 as compared to net income to common shareholders of $6,411, or $.35 per diluted average common share, for the year ended December 31, 1996. Net loss to common shareholders includes discontinued operations of ($36,149) in 1997. Net income to common shareholders includes discontinued operations of ($13,556) and an extraordinary charge of ($1,928) in 1996.

               Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

               For the year ended December 31, 1996, the Company's operating income before depreciation, amortization and management fees was $83,848 as compared to $78,408 in 1995. Higher EBITDA of CT of $4,943 was primarily offset by costs associated with the development of CTSI. Sales increased 7.1% and were $186,506 and $174,191 for the years ended December 31, 1996 and 1995, respectively. Higher sales of CT of $7,733, epix[Registered] of approximately $2,399 and CLD of approximately $2,400 primarily account for the increase. Income from continuing operations before extraordinary charges was $25,869 and $31,206 for the years ended December 31, 1996 and 1995, respectively. The decrease of $5,337 primarily reflects the higher EBITDA of $5,440 discussed above, offset by a higher provision for income taxes of $6,418. Additionally, the Company realized a gain of $3,038 on the sale of its interest in an alternative access telephone provider in 1995 which did not recur in 1996.
Net income to common shareholders was $6,411, or $.35 per diluted average common share, for the year ended December 31, 1996 as compared to $23,279, or $1.23 per diluted average common share, for the year ended December 31, 1995. Net income to common shareholders includes discontinued operations of ($13,556), an extraordinary charge of ($1,928), and preferred stock dividend and accretion requirements of $3,974 in 1996. Net income to common shareholders includes discontinued operations of ($7,927) in 1995.

               Selected data by business segment was as follows for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995:

                                                        December 31,                         June 30,
                                           ------------------------------------      ---------------------
                                             1997          1996           1995         1998         1997
                                           -------       --------       --------     --------     --------
Sales
Commonwealth Telephone Company......      $144,538       $135,575       $127,842      $76,334      $70,591
CTSI, Inc...........................         5,329             89             --        8,879        1,112
                                            46,729         50,842         46,349       23,701       23,263
                                          --------       --------       --------      -------      -------
Other...............................
                                          $196,596       $186,506       $174,191     $108,914      $94,966
                                          ========       ========       ========     ========      =======
 Total..............................
Operating income (loss) before depreciation and amortization
Commonwealth Telephone Company......       $87,404        $81,181        $76,238      $46,547      $42,974
CTSI, Inc...........................        (9,458)          (941)            --       (4,551)      (3,488)
Management fees.....................        (8,283)        (8,382)        (6,223)      (3,813)      (3,480)
Other...............................         3,014          3,608          2,170        1,690        1,159
                                          --------       --------       --------      -------      -------
 Total..............................       $72,677        $75,466        $72,185      $39,873      $37,165
                                          ========       ========       ========     ========      =======


                         December 31,           June 30,
                      ------------------   ------------------
                        1997       1996      1998      1997      % Change
                      --------   -------   --------  --------    --------
CT access lines.....   258,803   240,255   267,542   248,834        7.5%
CTSI access lines*..    18,018       804    29,169     4,796      508.2%
   Total............   276,821   241,059   296,711   253,630       17.0%


* Excludes customer circuits in service ("VGEs") of 9,312 and 3,624 for the six months ended June 30, 1998 and 1997, respectively, and 7,872 and 1,680 for the years ended December 31, 1997 and 1996, respectively. VGEs are another measure of network utilization.

Six Months Ended June 30, 1998 Compared to the Six Months Ended June 30, 1997

               Sales--Sales include primarily local, local toll, long distance and vertical service telephone revenue, and telecommunications design and engineering revenue. CT sales increased $5,743 or 8.1% for the six months ended June 30, 1998, and were $76,334 and $70,591 for the six months ended June 30, 1998 and 1997, respectively. This increase is primarily due to higher access and local service revenue as a result of the increase in residential second lines. Interstate access revenue increased $2,247 as a result of the growth in access lines and access minutes. State access revenue increased $819 due to an increase in IntraLATA minutes, partially offset by a decrease in the average rate per minute. CTSI revenues were $8,879 for the six months ended June 30, 1998 and $1,112 for the same period of 1997. The increase of $7,767 is due to the first quarter 1998 expansion into the Southern Upstate New York market and the continued penetration in the Northeastern, Harrisburg and Central Pennsylvania markets. For the six month period ended June 30, 1998, other sales were $23,701 as compared to $23,263 for the same period of 1997. The increase of $438 is a result of increased epix[Registered] sales of $1,767 or 68.6%, CC sales of $524, partially offset by an expected decline in CLD sales of $1,853.

               Costs and expenses, excluding depreciation, amortization and corporate management fees ("costs and expenses")--Costs and expenses primarily include access charges and other direct costs of sales, payroll and related benefits, advertising, software and information systems services, and general and administrative expenses. Operating expenses excluding depreciation, amortization and management fees for CT for the six months ended June 30, 1998 were $29,787 as compared to $27,617 for the six months ended June 30, 1997. Contributing to the increase of $2,170 or 7.9% is an increase in payroll and benefits resulting from installation costs for second line sales, annual salary increases and additional customer service positions and outside technicians. Operating expenses, excluding depreciation and amortization and management fees for CTSI were $13,430 and $4,600 for the six months ended June 30, 1998 and 1997, respectively. The increase of $8,830 is due to the expansion in the first quarter of 1998 into the Central Pennsylvania and Southern Upstate New York markets and the increased penetration into the Northeastern and Harrisburg Pennsylvania markets. These expenses represent payroll and benefits associated with sales, operations, and support staff, building rental expense, circuit rental expense, leased loop charges, MIS expenses, and terminating access from ILECs. Other costs and expenses, excluding depreciation, amortization and corporate management fees were $22,011 and $22,104 for the six months ended June 30, 1998 and 1997, respectively. The decrease of $93 represents lower costs of CLD due in part to lower sales offset by increased costs, primarily payroll and benefits, advertising and transport costs associated with the growth of epix[Registered] and increased costs of CC associated with higher sales.

               Depreciation and amortization--Depreciation and amortization increased $2,780 or 18.8% for the six months ended June 30, 1998, as compared to the six months ended June 30, 1997. This increase is due to a higher depreciable plant balance as a result of CT and CTSI capital expenditures during 1997 and 1998.

               Interest expense--Interest expense includes interest on CT's mortgage note payable to the National Bank for Cooperatives, interest on the Company's Credit Facility and amortization of debt issuance costs. Interest expense was $6,202 and $4,133 for the six months ended June 30, 1998 and 1997, respectively. The increase is primarily due to interest on borrowings of $75,000 in the third quarter of 1997 against the Credit Facility. These proceeds were used to fund an equity contribution to RCN prior to the distribution of 100% of the outstanding shares of RCN and Cable Michigan to the Company's stockholders on September 30, 1997 and are partially offset by lower interest expense on the mortgage note payable to the National Bank for Cooperatives. In the second quarter of 1998, the Company borrowed an additional $19,500 against the Credit Facility primarily to fund CTSI's expansion.

               Income taxes--The Company's effective income tax rates for continuing operations were 42.7% and 41.4% for the six months ended June 30, 1998 and 1997, respectively. The difference between the effective rates and the amounts computed by applying the statutory federal rate is primarily attributable to state income taxes net of federal benefit. The effective rate is higher in 1998 since state tax benefits have not been fully realized on the losses of CTSI due to valuation allowances offsetting state deferred tax assets and state limitations on the amount of net operating loss carryforwards.

Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

               Sales--Sales were $196,596 and $186,506 for the years ended December 31, 1997 and 1996, respectively. The increase of $10,090, or 5.4%, is primarily due to higher sales of CT of $8,963. The increase in CT sales includes higher local network service revenue of approximately $2,000, which resulted from an increase in access lines of 18,548, or 7.7% due principally to a successful second line promotion and higher vertical services revenue. Network access revenue increased approximately $6,700 which includes higher interstate access revenue of approximately $3,500 due to growth in access lines and rate of return adjustments partially offset by a lower average rate per minute. The increase in network access revenue also includes higher intrastate access revenue of approximately $3,200 primarily due to growth in access minutes and a higher average rate per minute. Also contributing to the increase in sales in 1997 as compared to 1996 is higher revenue of CTSI of $5,240, which represents the start-up of the Company's competitive local telephony operations. At December 31, 1997, CTSI had 18,018 installed access lines as compared to 804 installed access lines at December 31, 1996. epix[Registered] sales increased approximately $2,500 in 1997 as compared to 1996 which reflects the growing popularity of, and demand for, high-speed Internet access. epix[Registered] had approximately 28,700 customers at December 31, 1997 as compared to 16,600 customers at December 31, 1996. The above increases were partially offset by lower sales of CC which resulted from a high volume of less predictable premises distribution systems contracts during 1996 which did not recur in 1997. The nature of CC's business is inherently risky due to project cost estimates, sub-contractor performance and economic conditions. The operating results of CC are continually subject to fluctuations due to its less predictable revenue streams, market conditions, and the effect of competition on margins. At December 31, 1997, CC had a minimal sales backlog.

               Costs and expenses, excluding depreciation, amortization and corporate management fees--Costs and expenses were $115,636 and $102,658 for the years ended December 31, 1997 and 1996, respectively, an increase of $12,978, or 12.6%. The increase is primarily due to higher costs of $13,757 associated with development of a competitive local telephony effort. CLEC operations are expected to allow the Company to increase its customer base significantly. The CLEC operations are generally concentrated within twelve miles of existing CT franchise areas, and will allow CTSI access to an additional 1.2 million access lines in a densely populated area that includes target markets with more than 1,200 access lines per square mile. This expansion will position the Company to begin competing with Bell Atlantic. Costs and expenses of CT increased $2,740, or 5.0%. Payroll and related benefits increased as a result of a one-time postemployment benefit adjustment in the first quarter of 1996 which did not recur in 1997. Additionally contributing to increase in payroll and related benefits were higher overtime resulting from a successful second line promotion, headcount additions and normal salary increases. Advertising expenses, primarily for vertical services and second line promotion, and information systems services expenses, primarily for year 2000 consulting, also contributed to the increase in costs and expenses. These increases were partially offset primarily by lower access charges resulting from a decrease in the average local transport rate charged by a neighboring local carrier.

               Costs and expenses of other operations decreased $3,519, or 7.5%, primarily due to lower costs of sales of CC, which are directly associated with its decrease in sales.

               Depreciation and amortization--Depreciation and amortization was $31,216 for the year ended December 31, 1997 as compared to $27,390 for the year ended December 31, 1996. The increase is primarily associated with a full year of depreciation in 1997 on capital expenditures of $86,812 made in 1996 and depreciation on capital expenditures of $123,432 in 1997.

               Interest expense--Interest expense was $9,933 and $9,577 for the years ended December 31, 1997 and 1996, respectively. The increase of $356 or 3.7%, is primarily due to interest on borrowings of $75,000 in the third quarter of 1997 against the Credit Facility, the proceeds of which were used to fund an equity contribution to RCN prior to the Distribution, partially offset by lower interest expense on the mortgage note payable to the National Bank for Cooperatives. Interest on the mortgage note payable decreased primarily due to scheduled principal payments of $9,010 during 1997.

               Other income, net--Other income was $1,041 for the year ended December 31, 1997 as compared to $2,286 for the year ended December 31, 1996. The decrease is primarily related to the receipt, in the second quarter of 1996, of a royalty fee of approximately $1,700. This fee represented the remaining minimum royalty fee on cellular software products sold through January 1, 1998 owed to the Company by the buyer of the assets of the Company's Information Services Group and corporate data processing function which were sold in 1991.

               Income taxes--The Company's effective income tax rates for continuing operations were 41.1% and 43.6% for the years ended December 31, 1997 and 1996, respectively. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 13 to the consolidated financial statements which are incorporated herein by reference to the Company's 10-K.

               Discontinued operations--Discontinued operations represents the results of operations of RCN and Cable Michigan prior to the Distribution. Discontinued operations were ($36,149) and ($13,556) for the years ended December 31, 1997 and 1996, respectively. The higher loss in 1997 is primarily the result of lower EBITDA of RCN resulting from increased expenses associated with the development of the bundled services business, including advertising, payroll and related benefits and origination and programming costs. Additionally, RCN paid $10,000 in nonrecurring charges associated with the termination of a marketing services agreement held by Freedom. RCN's interest income decreased primarily as a result of lower average cash balances which resulted from the acquisition of Freedom and capital expenditures associated with network expansion. RCN incurred an extraordinary charge of $3,210 due to its prepayment of Senior Secured Notes. Offsetting these expense increases was a decrease in interest expense resulting from the required principal payment of $18,750 on 9.65% Senior Secured Notes in December 1996. Interest expense also declined in 1997 as a result of RCN's payments of $940 to Kiewit Telecom Holdings, Inc. in 1996 in connection with the August 1996 acquisition of Kiewit Telecom Holdings, Inc.'s 80.1% interest in Freedom. Such amount represents compensation to Kiewit Telecom Holdings, Inc. for forgone interest on the amount it had invested in Freedom.

               Extraordinary item--In 1996, as a result of filing an alternative regulation plan with the Pennsylvania Public Utility Commission, CT determined that it no longer met criteria for the continued application of the accounting required by Statement of Financial Accounting Standards No. 71--"Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). In accordance with SFAS 71, the effects of SFAS 109 on CT were deferred on the balance sheet as regulatory assets and liabilities which represented the anticipated future regulatory recognition of SFAS 109. In this filing, CT requested approval of a change from cost-based, rate-of-return regulation to incentive-based regulation using price caps. CT believed approval of the plan was probable and, as a result, discontinued application of SFAS 71 and wrote off the previously recorded regulatory assets and liabilities, resulting in an extraordinary charge of $1,928.

               Since CT performs an annual study to determine the remaining economic useful lives of regulated plants and adjusts them, when necessary, for both financial reporting and regulatory purposes, discontinuation of the application of SFAS 71 did not impact recorded fixed asset values.

               CT received approval for an Alternative Regulation and Network Modernization Plan in January 1997.

Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

               Sales--Sales were $186,506 and $174,191 for the years ended December 31, 1996 and 1995, respectively. The increase of $12,315, or 7.1%, was primarily due to higher sales of Commonwealth Telephone Company of $7,733, or 6.0%, and epix[Registered] of $2,399. The remaining increase was primarily attributable to higher switched business and 800 service sales of CLD. CT sales increased due to higher intrastate access revenue of approximately $3,167 due to growth in access minutes. Local network service revenue increased approximately $1,853 resulting from an increase in access lines of approximately 13,000, primarily due to a second line promotion, an increase in vertical services and the availability of custom calling features to a broader section of CT's market. Additionally, nonregulated revenue was positively impacted by higher video conferencing system sales. epix[Registered] sales increased as a result of the start up of the Company's Internet access business.

               Costs and expenses were $102,658 and $95,783 for the years ended December 31, 1996 and 1995, respectively, an increase of $6,875, or 7.2%. The increase was primarily due to costs associated with the start-up of epix[Registered] of approximately $2,156, higher costs of CLD of approximately $2,200, principally carrier expense, and higher costs of CT of approximately $2,790, principally, higher overtime resulting from the second line promotion, consulting services on a variety of regulatory and operational matters and materials expense associated with higher video conferencing system sales.

               Management fees--Corporate management fees increased $2,159, or 34.7%, in 1996 as compared to 1995, primarily due to the Company's allocable share of expenses associated with the evaluation of strategic alternatives for enhancing its shareholder value, which culminated in the Distribution in 1997.

               Depreciation and amortization--Depreciation and amortization was $27,390 for the year ended December 31, 1996 as compared to $25,501 for the year ended December 31, 1995. The increase of $1,889, or 7.4%, was primarily related to epix[Registered] depreciation of approximately $800 resulting from depreciation on equipment used in the start up of the Company's Internet access business and higher depreciation of CT, primarily resulting from capital expenditures.

               Gain on sale of investments--In 1995, the Company sold its equity position in Northeast Networks, Inc., an alternative access telephone service provider in Westchester County, New York, for cash of $5,007. The Company realized a pretax gain of $3,038 on the disposal.

               Other income, net--Other income was $2,286 for the year ended December 31, 1996 as compared to $240 for the year ended December 31, 1995. The increase is primarily related to the receipt, in the second quarter of 1996, of a royalty fee of approximately $1,700. This fee represented the remaining minimum royalty fee on cellular software products sold through January 1, 1998 owed to the Company by the buyer of the assets of the Company's Information Services Group and corporate data processing function which were sold in 1991.

               Income taxes--The Company's effective income tax rates for continuing operations were 43.6% and 30.3% for the years ended December 31, 1996 and 1995, respectively. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 13 to the consolidated financial statements incorporated herein by reference.

               Discontinued operations--Discontinued operations were ($13,556) and ($7,927) for the years ended December 31, 1996 and 1995, respectively.
The higher loss in 1996 primarily reflects costs associated with the start up of RCN.

Liquidity and Capital Resources

                                                                   December 31,             June 30,
                                                               --------------------       ------------
                                                                 1997          1996           1998
                                                               --------      --------       --------
                                                                                          (unaudited)

Cash and temporary cash investments......................      $14,017       $11,004        $9,466
Working capital..........................................       (4,018)       (8,673)       (7,010)
Long-term debt (including current maturities)............      176,357       110,366       191,353



                                                  Six months ended June 30,
                                                 ---------------------------
                                                     1998              1997
                                                   -------           -------
Net cash provided by operating activities......    $24,545           $34,977
Investing activities:
 Additions to property, plant and equipment....     43,552            61,093






               Cash and temporary cash investments was $9,466 at June 30, 1998 as compared to $14,017 at December 31, 1997. The Company's working capital ratio for continuing operations was 0.91 to 1 at June 30, 1998 as compared to 0.95 to 1 at December 31, 1997. Cash and temporary cash investments was $14,017 at December 31, 1997 as compared to $11,004 at December 31, 1996. The Company's working capital ratio was .95 to 1 at December 31, 1997 as compared to .85 to 1 at December 31, 1996. In July 1997, the Company obtained a $125,000 committed Credit Facility which provides credit availability through July 2002. In September 1997, the Company borrowed $75,000 against this facility. The Company utilized the proceeds to fund an equity contribution to RCN prior to the Distribution. In the second quarter of 1998, the Company borrowed $19,500 against the Credit Facility primarily to fund CTSI's expansion. The Company currently has adequate resources to meet its short-term obligations, including cash on hand of $9,466 and $30,500 of availability under the Credit Facility. The Company presently intends to judge the success of its initial rollout of the CTSI business in deciding whether to undertake additional capital expenditures to further expand the network to additional areas. The Company expects that the further expansion of the CTSI business will require significant capital to fund the network development and operations, including funding the development of its fiber optic networks and funding operating losses. The Company's operations have required and will continue to require substantial capital investments for the design, construction, and development of additional networks and services. The Company plans on funding current expansion plans through internally generated funds from operations. Sources of funding for the Company's further capital requirements may include financing from public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company, or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures.

               The Company anticipates that future cash flows will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Company's Board of Directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company's Board of Directors may deem relevant.

               As a result of factors such as the significant expenses associated with the development of new networks and services, the Company anticipates that its operating results could vary significantly from period to period.

               For the six months ended June 30, 1998, the Company's net cash provided by operating activities was $24,545 comprised primarily of net income of $10,996 adjusted by non-cash depreciation and amortization of $17,543, other non-cash items ($2,640) and working capital changes of $176. Net cash used in investing activities of $42,742 consisted primarily of additions to property, plant and equipment of $43,552. Net cash provided by financing activities of $13,646 consisted primarily of borrowings of $19,500 on the Credit Facility, and proceeds from exercise of stock options of $601, partially offset by redemption of long-term debt of $4,505 and preferred dividends of $1,950.

Impact of the Year 2000 Issue

               The Company has certain financial, administrative and operational systems which are not Year 2000 compliant. The Company has performed a study to identify those specific systems which require remediation and developed a plan to correct such situations in a timely fashion. The Company's plan is proceeding on target. The plan includes ensuring that those systems for which the Company is dependent on external vendors, such as certain billing systems, will be Year 2000 compliant by the end of 1999 based on the status of external vendors' remediation efforts.

               For those internal systems that require corrective action, the Company has contracted with its information systems services provider to rewrite the relevant programming code. Finally, the Company is well along on a conversion of its suite of financial systems to a state-of-the-art Oracle system. Such system is expected to ensure Year 2000 compliance in financial applications, enable the Company to process and report its financial transactions more efficiently and provide a greater level of detailed information to facilitate management's analysis which is critical to its business decisions.

               The Company is employing a team approach across its MIS, financial and operational groups in addressing the above issue, as well as utilizing the assistance of external consultants in the case of the Oracle implementation. Such team approach facilitates a consistent progress along plans without disruption of other areas of the business.

               There is no assurance that the Company's plans will continue to progress as intended. While the Company has continually been refining its Year 2000 remediation efforts and the associated costs, based on the information most currently available, the Company does not believe that its cost of Year 2000 remediation will be material.

                                   BUSINESS

General

               Commonwealth Telephone Enterprises, Inc. consists primarily of CT, which provides telephony service to approximately 267,500 access lines in rural parts of eastern Pennsylvania, and CTSI, a CLEC, which provides competitive telephony services to Tier II cities adjacent or proximate to CT's service areas. The Company's operations also include epix[Registered], an Internet service provider, CLD, which provides long distance service for both CT and CTSI customers, among others, and CC, which provides telecom engineering and consulting services.

               CT benefits from a technologically-advanced fiber-rich network, strong barriers to competition, favorable regulatory conditions and strong growth prospects. CT's market encompasses approximately 5,200 square miles in mountainous, rural Pennsylvania--a market that is protected from competition not only by its lack of concentration and low basic service rates, but also by regulatory hurdles to effective competition. CT's network has been upgraded to a 100% digital platform, facilitating the provisioning of value added services and reducing operating costs. CT's access line growth rate of 7.5% between June 30, 1997 and June 30, 1998 has been fueled largely by an increase in residential second lines. Despite this growth, CT's second line penetration, currently 17.2%, is still lower than the national average of 18.9%. CT believes it has good relationships with regulators and expects to benefit from recent developments in its regulatory position which will allow CT to implement basic service rate increases beginning in 1999 that are indexed to inflation, rather than historical rate-of-return methodology. The Company believes that CT is less likely to face competition in its service area from alternate local exchange service providers due to several economic factors, including (i) the rural, low-density characteristics of its operating area, (ii) the high cost of entry to the market due to topography, (iii) the lack of concentration of medium and large business users and (iv) its low basic service rates. The Company further believes that CT's status as a Rural Telephone Company, which exempts it from many of the interconnection requirements of the 1996 Act, provides a further barrier to competition.

               CTSI, the Company's CLEC, commenced operations in 1997 and currently has over 29,000 access lines in service, 94% of which are connected to the Company's switches and 36% of which are served solely by the Company's network. CTSI markets local and all distance telephone service and Internet access primarily to business customers who have historically been served by incumbent providers such as Bell Atlantic. CTSI's target markets are Tier II cities in eastern Pennsylvania and southern New York state which are proximate to CT's service area. These target markets have a population density that is almost twenty-five times that of CT's markets. The Company believes that the geographical juxtaposition of these target markets with CT's service areas allows CTSI to efficiently leverage CT's switching, billing and administrative infrastructure while also benefitting from the positive cash flow of CT, thereby enhancing CTSI's speed to market while reducing the risks typically associated with CLECs. The Company expects that modest penetration into CT's adjacent markets will significantly increase the Company's combined access lines, revenue, and future cash flow.

               The Company's other businesses, epix[Registered], CLD and CC, support CT and CTSI, offering a depth of expertise and products to their existing customer base as well as creating opportunities to source new customers through cross-selling efforts. epix[Registered] provides dial-up and dedicated Internet access as well as website development and hosting services to residential and business customers. CLD serves as CT's and CTSI's long distance service provider and also markets to and serves third parties. CC provides engineering and consulting services.

               The Company's principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774 and its telephone number is (717) 674-2700. The Company maintains a website at http://www.ct-enterpises.com where general information about the Company is available. Reference to the website shall not be deemed to incorporate the contents of the website into this Prospectus.

               The following table reflects the development of certain customer connections over the past five years:

                              1993          1994         1995         1996         1997        June 30, 1998
                            ---------    ----------   ---------    ---------    ----------    ---------------
CT access lines........      210,829       218,737     227,235      240,255      258,803          267,542
CTSI access lines......           --            --          --          804       18,018           29,169
   Total...............      210,829       218,737     227,235      241,059      276,821          296,711

               The expansion and development of the Company's operations (including the construction and development of additional networks) will depend on, among other things, the Company's ability to assess markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights-of-ways, and any required government authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions.

Background

               On September 30, 1997, the Company distributed 100 percent of the outstanding shares of common stock of its wholly-owned subsidiaries, RCN and Cable Michigan to holders of record of the Company's Common Stock and its Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 (the "Distribution Agreement") among the Company, RCN and Cable Michigan. RCN consists primarily of the Company's bundled residential voice, video and Internet access operations in the Boston to Washington D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long-distance operations and its international investment in Megacable, S.A. de C.V. Cable Michigan, Inc. consists of the Company's Michigan cable operations, including its 62% ownership in Mercom, Inc.

               As part of the restructuring, the Company changed its name to Commonwealth Telephone Enterprises, Inc. (from C-TEC Corporation) and effected a two-for-three reverse stock split. All share and per share data, stock option data and market prices of the Company's Common Stock and Class B Common Stock have been restated to reflect this reverse stock split.

Commonwealth Telephone Company

               CT provides a full range of high quality, low cost telephone and related services over a state-of-the-art network in a 19 county, 5,191 square mile service territory in Pennsylvania. As of June 30, 1998, CT provided service to approximately 267,500 access lines and was the 11th largest independent LEC in the United States based on access lines. In addition to providing local telephone service, CT provides long distance services and network access to IXCs. CT offers value-added calling features including call waiting, voice mail, advanced calling services such as return call, repeat call and call trace, and caller identification services such as caller ID, call block and selective call acceptance/rejection. CT also delivers complex communications services such as video conferencing and distance learning. epix[Registered] allows CT to provide product packaging, including basic telephone and Internet access. Through epix[Registered], CT creates cross-promotional opportunities for second lines, business upgrades and residential service packages. CT has certain revenues which have been qualified as non-regulated; these include telecommunications equipment sales and services and billing and collection services for IXCs. CT has consistently achieved positive earnings growth over the past five years. CT's capital expenditures are met entirely through internally generated funds.

               CT was one of the first telephone companies in the United States. CT's history includes a record of innovation and leadership in the telecommunications industry, including the following: (i) CT was the first U.S. telephone company to purchase a digital switch; (ii) CT was the first Pennsylvania telephone company to install a working fiber optic cable; (iii)
CT was the first U.S. telephone company to deploy host/remote switching architecture (an efficient way of extending capacity from a central office); and (iv) CT was the first Pennsylvania local exchange carrier to become an ISP.

               CT's operating area is primarily rural, containing approximately 50 access lines per square mile as compared to an estimated Pennsylvania average of 162 lines per square mile. CT operates 79 exchanges, each serving an average of 3,276 lines and 66 square miles. Its access lines are approximately 76% residential and 24% business. CT's business customer base is diverse in size as well as industry, with little concentration. The ten largest business customers combined accounted for 1.0% of 1997 total revenue, with the largest single customer accounting for 0.2%. Due to the rural, low-density characteristics of its operating area, the high cost of entry to the market due to topography, the lack of large business users, and its low basic service rates, CT believes that compared to most other LECs, it is less likely to face competition in its existing service area from new local exchange service providers.

               CT owns and maintains all of its facilities, including a state-of-the-art network featuring 100% digital switching, a modern service center and 100% interoffice fiber connectivity. CT's fully digital switching results in lower maintenance costs and greater speed to market for new products and services. In addition, the network is efficiently designed in a consolidated host switching architecture which allows multiple remote switching access for shared software and featuring functionality. The outside plant features approximately 80-90% gel filled cable, with the remainder comprised of air core cable.

               CT's network architecture positions it well for additional broadband service deployment. One hundred percent of the interoffice trunking is on fiber optic facilities. CT has 1,353 miles of fiber distribution facilities which are 97% aerial construction. This technology provides CT with extensive capacity and bandwidth in outside plant facilities.

               All of CT's customers have full access to multiple long distance carriers, and daily toll message polling is performed by a centralized computer. Messages are transported out of CT's territory in an SS7 signaling format, and the equipment to provide SS7 capability is redundant to protect this valuable toll revenue stream. SS7 technology is a universal, high speed link connecting CT's network with other networks and allows for high margin products such as caller ID and caller ID with name.

               CT has installed sophisticated operating support systems to complement its network. The service center operation is supported by: (i) a mainframe service order, billing and collections system; (ii) a NORTEL Private Branch Exchange ("PBX") with adjunct automated call distribution systems to monitor demand and forecast future call loads; and (iii) a combination of PC and mainframe software for automated cable assignment systems and the Centralized Automated Loop Repair System ("CALRS") which performs trouble reporting and testing. At the heart of the network is a Network Control Center which provides for network surveillance 365 days a year, 24 hours a day. Every CT switched and toll fiber route is monitored, as well as the ISP network and CT customer PBXs.

               This combination of systems allows CT to be a low cost, high quality provider of services. The network allows for uniform service provisioning and universal availability of calling features and voice mail. It also allows for the rapid development of new advanced calling services such as return call, repeat call, call trace and caller identification services such as caller ID, call block and selective call acceptance/rejection. In addition, the network supports complex services such as video conferencing, distance learning and the epix[Registered] Internet service.

               CT has achieved a high rate of customer satisfaction, and has been named by the Pennsylvania PUC as the top major telephone provider in the state (based on customer service studies and responsiveness to customer complaints) in six of the past eight annual surveyors conducted by the Pennsylvania PVC.

               Regulation

               CT, in providing telecommunications services in the Commonwealth of Pennsylvania, is subject to regulation by the Pennsylvania PUC. CT submitted its Plan to the Pennsylvania PUC pursuant to a state law whereby local exchange carriers may agree to enhance their network's bandwidth capability in exchange for lessened regulatory oversight. On February 19, 1997, the Pennsylvania PUC approved CT's Plan, which provides CT with authority to (i) increase its basic service rates based on the rate of inflation minus 2.0 percent beginning in 1999, subject to certain limitations;
(ii) implement revenue-neutral rate rebalancing; and (iii) adjust rates to compensate for exogenous events such as jurisdictional cost shifts or legislative mandates. CT agreed to maintain current price levels in the aggregate for basic or non-competitive services for two years, but maintained the right to rebalance rates for such services, including dialtone, intraLATA toll and access rates, immediately, subject to approval of the Pennsylvania PUC. On March 26, 1998, the Pennsylvania PUC approved CT's rate rebalancing plan, which, among other things, raised basic service rates on primary lines by $2.45 from April 1, 1998. The Company does not expect the rate rebalancing to have an impact on margins. In exchange for this favorable regulatory environment, CT committed to ensuring of the availability of certain broadband technology in its service areas by the year 2015. However, the Pennsylvania PUC has reserved the right to review any rate changes proposed by CT to implement the provisions of the Plan. There can be no assurance that the PUC will permit CT to implement desired rate changes pursuant to the Plan. In addition, to the extent that the rate of inflation is below 2.0 percent in any year, the Plan will require CT to reduce its rates accordingly.

               CT is subject to the jurisdiction of the FCC with respect to CT's interstate rates, services and other matters, including the prescription of a uniform system of accounts. Interstate service, for purposes of determining FCC jurisdiction, includes the use of CT's local facilities for the origination and termination of interstate and international calls. The rates for these origination and termination services are known as "access charges." The FCC also prescribes the principles and procedures (referred to as "separations procedures") used to separate investments, revenues, expenses, taxes and reserves between the interstate and intrastate jurisdictions. In addition, the FCC has adopted accounting and cost allocation rules for the separation of costs of regulated and non-regulated telecommunications services for interstate rate-making purposes.

               With respect to its interstate access services, CT is classified by the FCC as an "average schedule" company. Under this status, CT participates in the interstate access tariffs filed by NECA as part of a nationwide "pool" of smaller local exchange carriers. CT receives compensation from the "pool" based upon formulas developed by NECA that reflect the average reported costs of other telephone companies with characteristics similar to those of CT. Under FCC rules, average schedule companies such as CT are permitted (but not required) to convert to receiving compensation based on their own actual costs, but actual-cost companies are not permitted to convert to average schedule status without a waiver by the FCC. The formulas used to compensate average schedule companies are revised by NECA each year, and are subject to review and revision by the FCC. Future changes in the formulas could be adverse to the interest of CT, although CT does have the right to withdraw from average schedule status and to be compensated for access services based upon its actual costs if that became desirable. Under the current formulas, if the FCC were to require CT to convert from receiving compensation on an average schedule basis to an actual-cost basis, CT's interstate access revenues could be reduced. However, CT believes that it would be allowed to increase its local rates on a dollar for dollar basis to compensate for any resulting loss of interstate access revenues under the exogenous events provision of the Plan.

               Under the 1996 Act, LECs are generally required to: (i) permit resale of their service; (ii) provide number portability; (iii) provide dialing parity; (iv) provide access to their poles, conduits and rights-of-way; and (v) establish reciprocal compensation arrangements with other carriers for transporting and terminating each other's traffic. In addition, incumbent LECs (defined generally as the pre-1996 franchised telephone companies and their successors in interest) are required to (i) provide discounted "wholesale" rates to resellers of their services; (ii) provide competitors with access to unbundled network elements; (iii) interconnect with the facilities of other carriers on a non-discriminatory basis; and (iv) permit collocation of competitors' equipment in their central offices where technically feasible. However, in 1996, CT's status as Rural Telephone Company under the 1996 Act was recognized by the Pennsylvania PUC. This status exempts CT from the special "incumbent LEC" interconnection and unbundling requirements described above (although it remains subject to the more general LEC requirements described in the first sentence of this paragraph) unless and until a requesting carrier is able to demonstrate to the Pennsylvania PUC that terminating this exemption is not unduly economically burdensome, is technically feasible, and is consistent with the universal service requirements of the 1996 Act.

               Pursuant to the 1996 Act, the FCC has adopted a number of comprehensive new rules to implement various requirements of the legislation, including interconnection, number portability, universal service, and infrastructure sharing. Although some of these FCC decisions have been and are being challenged in court, most of the FCC decisions are in the process of being implemented. Pursuant to orders of the FCC and the Pennsylvania PUC, CT has implemented intraLATA presubscription (allowing customers to select a carrier to handle their short-distance 1+ toll calls) throughout its service territory. CT has also begun paying contributions to the FCC's new Universal Service Fund (for which it has been reimbursed through the NECA access pool arrangement). Otherwise, CT has generally not been required to implement any material changes in its operations due to new FCC requirements, because of its average-schedule and rural company status and the absence of any local exchange competitors in its service territory at present.

Competition

               CT operates primarily as a monopoly provider of local telephone service in its service area, and accordingly faces only limited direct competition, mostly in its local (intraLATA) toll business. Like other LECs, CT faces some competition from long distance providers of intraLATA toll services (primarily the large IXCs) and dedicated access services from CAPs.
As is the case generally with incumbent LECs, CT's local exchange business in not legally protected against competitive entry (although CT's status as a rural telephone company provides it some relief from the interconnection obligations imposed on larger LECs). CT currently faces limited competition in its service territory from wireless telecommunication providers, ISPs and private networks built by large end users. In the future, CT may face potential competitive entry by these entities and others such as CLECs, IXCs, other incumbent LECs, cable television companies, electric utilities and microwave carriers. However, due to the rural, low-density characteristics of its operating area, the high cost of entry to the market, the lack of concentration of medium and large business users, and its low basic service rates, CT believes that compared to most other LECs, it is less likely to face competition in its existing service area.

CTSI

               CTSI, which formally commenced operations in 1996, is a CLEC operating in areas adjacent to CT's traditional service area. CTSI is a full-service provider offering flat rate and bundled local, all distance telephone, vertical services and Internet access. As of June 30, 1998, CTSI was the 10th largest LEC in the state out of a total of 37 and, as of June 30, 1998, had installed 29,169 access lines.

               CTSI seeks to take advantage of CT's proximity to more densely populated larger communities that are located adjacent to CT's service area. CTSI estimates that those adjacent markets contain a population over five times that of CT's present telephone service area in approximately one-fifth the geography. This population is concentrated in secondary cities with much higher densities than CT's current territory. CT's existing service area includes approximately 400,000 people and a density of approximately 50 lines per square mile, while the areas adjacent to CT's existing service territory include an additional 2.0 million people with markets targeted by CTSI having
a density of approximately 1,200 lines per square mile.   In these adjacent,
second tier markets, the Company estimates that there are over one million additional access lines. Through CTSI, the Company believes that it has the opportunity to achieve strong revenue growth with only a relatively small penetration into these areas. The Company believes that CTSI has several competitive advantages, including: (i) the ability to utilize the expertise, experience, network and positive cash flow of the Company; (ii) the ability to bundle services (local, all distance telephone, vertical services and Internet); (iii) the simplicity of one bill, a single point of contact and flat rates (local calls and long distance); and (iv) 5-10% savings compared to similar LEC offerings.

               Initially, CTSI's business plan is based on accessing markets adjacent to CT's service area through deploying fiber optic cable. CTSI provides services via remote switches linked to CT's central offices, which allows for speed to market. CTSI compensates CT for access to these facilities. CTSI has focused its initial marketing efforts primarily on business customers and on the concept of success based capital spending, whereby capital is committed based upon demonstrable customer demand.

               Due to the 1996 Act, all LECs, including Bell Atlantic, the primary LEC in the service areas initially targeted by CTSI, are required to:
(i) permit resale of their service; (ii) provide number portability; (iii) provide dialing parity; (iv) provide access to their facilities; and (v) establish reciprocal compensation arrangements with other carriers for transporting and terminating each other's traffic. This enabling legislation permits CTSI to compete effectively with the larger LECs. CTSI has an interconnection and resale agreement with Bell Atlantic and is currently located in 21 Bell Atlantic offices. In addition, CTSI has a limited interconnection agreement with GTE Corporation.

               Although CTSI's initial customer focus is on business customers, it is also extending its service to certain specific, high density, relatively affluent residential enclaves adjacent to its existing facilities. In these enclaves, CTSI is offering several bundled packages of local and all distance telephone, vertical services and Internet.

               Regulation

               Telecommunications services provided by CTSI and its networks are subject to regulation by federal, state and local government agencies. The FCC has jurisdiction over CTSI's interstate services, including access charges as well as long-distance services. CTSI's rates, terms, and conditions of service are filed with the FCC in tariffs and are subject to the FCC's complaint jurisdiction, but otherwise are not ordinarily reviewed or prescribed by the FCC. State regulatory commissions exercise jurisdiction over CTSI's intrastate services (including basic local exchange service and in-state toll services). Although specific regulatory requirements and practices vary from state to state, CTSI's rates and services are generally subject to much less regulatory scrutiny than those of incumbent LECs. CTSI currently offers local services pursuant to tariffs filed with the Pennsylvania and New York commissions, and has authority to offer such services in Maryland and Ohio. Additionally, municipalities and other local government agencies may regulate limited aspects of CTSI's business, such as its use of rights-of-way.

               As a CLEC, CTSI is subject to the general duties of all LECs under the 1996 Act. It has exercised its right under the 1996 Act to negotiate interconnection and resale agreements with Bell Atlantic for Pennsylvania, New York, and Maryland, with GTE for its service territory in Pennsylvania, and with Ameritech for Ohio. CTSI has also been required to comply with FCC and Pennsylvania PUC requirements for number portability, intraLATA presubscription, and Universal Service Fund contributions.

               Competition

               The markets serviced by CTSI are more competitive than CT's markets. The services offered by CTSI in each market compete principally with the services offered by the incumbent LEC serving that area, primarily Bell Atlantic. Incumbent LECs have relationships with their customers, have the potential to subsidize services, and benefit from favorable state and federal regulations. The incumbent LECs are generally larger and better financed than CTSI. In light of the passage of the 1996 Act and recent concessions by some of the RBOCs, federal and state regulatory initiatives will provide increased business opportunities to CLECs, but incumbent LECs may obtain increased pricing flexibility for their services as competition increases. If, in the future, incumbent LECs are permitted by regulators to lower their rates substantially, engage in significant volume and term discount pricing practices for their customers, or charge CLECs significantly higher fees for interconnection to the incumbent LECs' networks, CTSI's competitive position would be adversely affected. For example, the FCC is reportedly likely to grant incumbent LECs, including Bell Atlantic, additional flexibility to offer broadband data services through a separate subsidiary on a deregulated basis. Bell Atlantic is also seeking authority pursuant to Section 271 of the 1996 Act to offer long-distance services to its Pennsylvania customers along with local services. If approved by the FCC, this could allow Bell Atlantic to offer more attractive service packages to compete with CTSI's offerings.

               CTSI also faces, and will continue to face, competition from other current and potential future market entrants, including other CLECs, IXCs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers and private networks built by large end users. A number of markets served by the Company are also served by one or more CLECs, including NEXTLINK Communications Inc. and Hyperion Telecommunications Inc., and from competition from CLECs and other companies is expected to increase in the future.

Other Operations

               epix[Registered]

               epix[Registered], founded in 1994, provides internet service to both CT and CTSI, as well as third parties. epix[Registered] provides dial-up and dedicated Internet access as well as website development and hosting services to residential and business customers.

               Commonwealth Communications

               Commonwealth Communications ("CC") provides telecommunication engineering and technical services and designs, installs and manages telephone systems for corporations, hospitals and universities located principally in Pennsylvania. CC initially provided services only to the Company and its affiliates. Since 1989, however, CC has also provided such services to third parties. For the last five years CC has derived approximately 80 percent of its revenues from unrelated third parties. CC provides a solid technical base from which to support the growth of CT and CTSI.

               CLD

               Since 1990, the Company's wholly-owned subsidiary, CLD, has conducted the business of providing long distance telephone services (the "Long Distance Business"). Through a wholesale agreement with RCN Long Distance Company, CLD provides long-distance services to CT's and CTSI's customers. The Long Distance Business primarily represents that portion of the Company's long distance operations that relate to customers in CT's service area. The remainder of the Company's long distance operations were distributed to the Company's shareholders as a subsidiary of RCN.

Relationship Among the Company, RCN and Cable Michigan

               The Distribution Agreement defines certain aspects of the relationship among the Company, RCN and Cable Michigan and provides for the allocation of certain assets and liabilities among the Company, RCN and Cable Michigan. The Company, RCN and Cable Michigan have also entered into a Tax Sharing Agreement dated as of September 5, 1997 (the "Tax Sharing Agreement") to define certain aspects of their relationship with respect to taxes and to provide for the allocation of tax assets and liabilities.

Indemnification

               RCN, Cable Michigan and the Company have agreed to indemnify one another against certain liabilities. RCN has agreed to indemnify the Company and its subsidiaries at the time of the Distribution (collectively, the "CTE Group") and the respective directors, officers, employees and affiliates of each Person in the CTE Group (collectively, the "CTE Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group") and the respective directors, officers, employees and affiliates of each Person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the CTE Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of RCN or any of its subsidiaries at the time of the Distribution (collectively, the "RCN Group") to pay, perform or otherwise discharge any of the RCN Liabilities (as defined below); (ii) arising out of the breach by any member of the RCN Group of any obligation under the Distribution Agreement or any of the other distribution documents and (iii) in the case of the CTE Indemnitees arising out of the provision by the CTE Group of the services described below to the RCN Group except to the extent that such Losses result from the gross negligence or willful misconduct of a CTE Indemnitee. "RCN Liabilities" refers to (i) all liabilities of the RCN Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Cable Michigan, RCN or the Company (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other distribution documents and whether arising before, on or after the date of the Distribution ("Distribution Date") to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of RCN prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True RCN Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

               Cable Michigan has agreed to indemnify the RCN Group and the respective directors, officers, employees and affiliates of each Person in the RCN Group (collectively, the "RCN Indemnitees") and the CTE Indemnitees from and against any and all Losses incurred or suffered by any of the RCN Indemnitees or the CTE Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below),
(ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other distribution documents, (iii) in the case of the CTE Indemnitees, arising out of the provision by the CTE Group of services to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a CTE Indemnitee and (iv) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "Cable Michigan Liabilities" refers to (i) all liabilities of the Cable Michigan
Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Cable Michigan, RCN or the Company
(or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other distribution documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

               The Company has agreed to indemnify the Cable Michigan Indemnitees and the RCN Indemnitees from and against any and all Losses incurred or suffered by any of the Cable Michigan Indemnitees or the RCN Indemnitees, respectively, (i) arising out of, or due to the failure of any Person in the CTE Group to pay, perform or otherwise discharge any of the CTE Liabilities (as defined below), (ii) arising out of the breach by any member of the CTE Group of any obligation under the Distribution Agreement or any of the other distribution documents and (iii) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the CTE Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "CTE Liabilities" refers to (i) all liabilities of the CTE Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Cable Michigan, RCN or the Company (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other distribution documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the CTE Group prior to the effective time of the Distribution (the liabilities in clauses
(i) and (ii) collectively, the "True CTE Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).

               "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of Cable Michigan, RCN or the Company or their respective subsidiaries which (i)(a) arises from the conduct of the corporate overhead function with respect to the Company and its subsidiaries prior to the effective time of the Distribution with certain exceptions or (b) is one of certain fees and expenses incurred in connection with the restructuring and (ii) is not a True CTE Liability, a True RCN Liability or a True Cable Michigan Liability.

               RCN, Cable Michigan and the Company have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with certain information provided to shareholders in connection with the Distribution.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

               The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

Employee Matters

               Under the Distribution Agreement, RCN, Cable Michigan and the Company agreed generally to assume employee benefits-related liabilities with respect to its current, and in some cases, former employees.

Transitional Services and Agreements

               RCN has agreed to provide or cause to be provided to the CTE Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) accounting, (ii) payroll, (iii) management supervision, (iv) cash management,
(v) human resources and benefit plan administration, (vi) insurance administration, (vii) legal, (viii) tax, (ix) internal audit, and (x) other miscellaneous administrative services. The fee per year for these services will be 3.5% of the first $175 million of revenue of the CTE Group and 1.75% of any additional revenue. The total fee for 1997 was approximately $8,332,000. The fee paid for 1997 exceeded 3.5% of revenues due to the inclusion of certain one-time expenses related to the Distribution and due to a different basis for calculation of the management fee prior to the Distribution.

               The Company has agreed to provide or cause to be provided to the RCN Group and the Cable Michigan Group financial data processing applications, lockbox services, storage facilities, LAN and WAN support services, building maintenance and other miscellaneous administrative services for a transitional period after the Distribution. The fees for such services and arrangements will be an allocated portion (based on relative usage) of the cost incurred by the Company to provide such services and arrangements to all three groups.

               The nature, scope and timing of the foregoing services are to be substantially consistent with the nature, scope and timing of the service provider's services prior to the Distribution, provided that the service provider shall not be obligated to hire additional or replacement employees or increase the compensation of its existing employees in order to provide the services. The services are to commence on the Distribution Date and will terminate upon 60 days notice by either the service provider or the relevant service recipient. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

               The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as the Company, RCN and Cable Michigan have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain similar services at a lower cost from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of RCN and Cable Michigan after the Distribution, which will be negotiated at arm's length.

Miscellaneous

               The Distribution Agreement also contains provisions concerning access to information and records and rights to technology, software, intellectual property, know-how or other proprietary rights owned, licensed or held for use by the respective Groups. The Distribution Agreement provides that any dispute arising out of or in connection with the Distribution Agreement will be submitted to arbitration in accordance with the procedures described in the Agreement.

               There exist relationships among the Company, RCN and Cable Michigan that may lead to conflicts of interest. Each of the Company, RCN and Cable Michigan is effectively controlled by Level 3 Telecom. In addition, certain of the directors and/or executive officers of the Company, RCN and Cable Michigan also hold one or more offices at other Group companies. The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors, and employees in managing both the Company and the operations of RCN and/or Cable Michigan. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

Tax Sharing Agreement

               The Tax Sharing Agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of RCN and Cable Michigan, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Cable Michigan Group, the RCN Group or the CTE Group will be allocated solely to such group. Adjustments to all other tax liabilities will generally be allocated 50% to the Company, 20% to Cable Michigan and 30% to RCN.

Employees

               The Company employed a total of 1,081 employees as of December 31, 1997. The Company's contract with the union expired on November 30, 1997. Currently, the Company and the union are working under the terms of the old contract. There are no new negotiation sessions scheduled at this time.

Legal Proceedings

               On September 30, 1997, the Yee Family Trusts, as holders of the Company's Series A Preferred Stock and Series B Preferred Stock, filed an action against the Company, RCN and Cable Michigan in the Superior Court of New Jersey, Chancery Division. The complaint alleges that the Company's distribution of the common stock of RCN and Cable Michigan in connection with the Distribution (1) constituted a fraudulent conveyance; (2) breached the terms of a contract between the plaintiffs and the Company; (3) breached the covenant of good faith and fair dealing allegedly owed to the plaintiffs; and
(4) breached fiduciary duties allegedly owed to the plaintiffs. On December 1, 1997, the complaint was amended to allege that the Company's distribution of the common stock of RCN and Cable Michigan was an unlawful distribution in violation of 15 Pa.C.S. 1551(b)(2). The plaintiffs are seeking to set aside the alleged fraudulent conveyance and unspecified monetary damages alleged to be in excess of $52 million. The Company believes this lawsuit is without merit and intends to contest this action vigorously. On January 9, 1998, the defendants filed a Motion to Dismiss, or in the Alternative, for Summary Judgment. The plaintiffs filed their response on March 9, 1998 and the defendants filed their reply on April 6, 1998. On September 15, 1998 the court granted the plaintiffs' motion with respect to the breach of fiduciary duty and unlawful distribution claims, but denied the motion with respect to the plaintiffs' other claims. Pretrial discovery is under way.
No scheduling order has been entered for the completion of discovery or a trial.

               In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.

                              DESCRIPTION OF NOTES

               The Notes will be issued pursuant to an indenture (the "Indenture") between the Company, as issuer, and The Chase Manhattan Bank, as trustee (the "Trustee"). The terms of the Notes will include those stated in the Indenture and those provisions required by, or made a part of the Indenture by reference to, the Trust Indenture Act of 1939, as in effect on the date of the Indenture (the "Trust Indenture Act"). The Notes will be subject to all such terms, and prospective investors are referred to the Indenture for a statement thereof. The Indenture is an exhibit to the Registration Statement of which this Prospectus is a part.

               The following summary of the Notes is qualified in its entirety by express reference to the Notes and the Indenture, which are incorporated by reference as a part of such summary. Capitalized terms not defined herein have the meanings ascribed to such terms in the Indenture.

General

               The Indenture does not limit the amount of Notes which may be issued thereunder. The Notes will be general unsecured obligations of the Company and will be contractually subordinated in right of payment to all existing and future Senior Indebtedness of the Company. In addition, the Notes will be effectively subordinated to all current and future obligations of subsidiaries of the Company, including trade obligations. Any right of the Company to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The Indenture will not restrict the incurrence of indebtedness by the Company or its subsidiaries.

               The Notes will bear interest from the date of initial issuance at the rate per annum shown on the cover page of the applicable Prospectus Supplement, and interest will be payable at the rates and at such times as are specified therein. Principal of and interest on the Notes will be payable at the office of the Paying Agent. The Trustee will initially act as the Paying Agent. With respect to any Notes listed on the Luxembourg Stock Exchange, Banque Internationale a Luxembourg will initially act as Paying Agent in Luxembourg. Interest may, at the Company's option, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the Note register or (ii) by transfer to an account maintained by such person located in the United States, provided, however, that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. In the event that the Notes are issued to Holders in definitive form (the "Definitive Notes"), all interest payments will be paid by check mailed to the address of the person entitled thereto as it appears in the Note register. Payment of the principal amount on Notes represented by a Definitive Note will be made against presentation of such Definitive Note at the office of the Trustee in The City of New York or at the office of the Paying Agent in Luxembourg, if any.

               In the event that Definitive Notes are issued to the Holders, transfers of the Notes may be made by presenting Definitive Notes at the office of the Transfer Agent in Luxembourg, if any, during the term of the Definitive Notes. Where not all of the Notes represented by a Definitive Note are the subject of a transfer, a new Definitive Note in respect of the principal amount of the Notes that have not been so transferred will be issued to the transferor, and will be available at the office of the Trustee in The City of New York or (with respect to Notes listed on the Luxembourg Stock Exchange) at the office of the Transfer Agent in Luxembourg, as applicable. As soon as reasonably practicable after surrender of a Definitive Note in accordance with the previous sentence, the Trustee will register the transfer and deliver a new Definitive Note in a principal amount equal to the principal amount of the Notes so transferred to the transferee at the office of the Trustee in the City of New York or at (with respect to Notes listed on the Luxembourg Stock Exchange) the office of the Transfer Agent in Luxembourg, as the case may be.

               Notes may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar or at the office of any Transfer Agent. The Trustee will initially act as the Conversion Agent and Registrar. With respect to Notes listed on the Luxembourg Stock Exchange, Banque Internationale a Luxembourg will initially act as Conversion Agent and Transfer Agent in Luxembourg.

               So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Company will at all times maintain a Paying Agent, Conversion Agent and Transfer Agent in Luxembourg.

Form and Denomination

               Except as hereinafter described, the Notes will be issued in definitive registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Beneficial interest in the Notes will be represented by one or more global Notes without coupons (the "Global Notes") deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as DTC's nominee. Except as set forth below, the record ownership of a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

               A Holder may hold its interest in a Global Note directly through DTC if such Holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"), which include Euroclear and Cedel. Transfers between Participants are effected in the ordinary way in accordance with DTC rules and will be settled in same day funds.

               Holders who are not Participants may beneficially own interests in the Global Notes held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of the Global Notes, Cede & Co., for all purposes is considered the sole holder of the Global Notes. The laws of some states may require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by Global Notes will be limited to such extent.

               Payment of interest on and the redemption and repurchase price of the Global Notes will be made to Cede & Co., the nominee for DTC, as registered owner of the Global Notes, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

               The Company has been informed by DTC, that, with respect to any payment of interest on or the redemption or repurchase price of the Global Notes, DTC's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable, therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Notes as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Notes held through such Participants are the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in street name.

               Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

               Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance of DTC, or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of the principal amount of the Notes represented by the Global Notes as to which such Participant or Participants has or have given such direction.

               The Company has been advised as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

               Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Global Notes.

Conversion Rights

               If specified in a Pricing Supplement, a Holder may, at any time prior to maturity, convert the principal amount of a Note (or any portion thereof equal to $1,000) into shares of Common Stock at the conversion price set forth on the cover page of the applicable Prospectus Supplement, subject to adjustment as described below and any additional or different adjustment terms as may be set forth in the applicable Prospectus Supplement (the "Conversion Price"). The right to convert a Note called for redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date for such Note or such earlier date as the Holder presents the Note for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such
Note is redeemed). A Note for which a Holder has delivered a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Business Day prior to the Change in Control Purchase Date in accordance with the Indenture.

               No payment or adjustment will be made for dividends or distributions with respect to shares of Common Stock issued upon conversion of a Note. Except as otherwise provided in the Indenture and the applicable Prospectus Supplement, interest accrued shall not be paid on Notes converted. If any Holder surrenders a Note for conversion between the record date for the payment of an installment of interest and the related interest payment date, then notwithstanding such conversion, the interest payable on such interest payment date will be paid to the Holder on such record date. However, in such event, unless such Note has been called for redemption, such Note, when surrendered for conversion, must be accompanied by delivery by such Holder of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional interest based upon the current market price of the Common Stock.

               The Conversion Price will be subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock, (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined, (iv) the distribution to all or substantially all holders of Common Stock of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other non-cash assets (including securities of any company other than the Company), (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above), and (vi) the distribution to all or substantially all holders of Common Stock of cash in an aggregate amount that (together with all other cash distributions to all or substantially all holders of Common Stock made within the preceding 12 months not triggering a Conversion Price adjustment) exceeds an amount equal to a specified percentage of the Company's market capitalization on the Business Day immediately preceding the day on which the Company declares such distribution. In the event of a distribution pro rata to holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provisions so that each Holder who converts a Note (or any portion thereof) after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon conversion, an appropriate number of such rights. The Company from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least 20 days or such longer period as may be required by law and if the reduction is irrevocable during the period; provided, however, that in no event may the Conversion Price be less than the par value of a share of Common Stock. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the Conversion Price as last adjusted.

               Subject to any applicable right of the Holders upon a Change in Control, if the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or sells or conveys all or substantially all of the property and assets of the Company to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of shares of stock and other securities and property (including cash) that the Holders would have owned immediately after the transaction if the Holders had converted the Notes immediately before the effective date of the transaction.

               The term "all or substantially all" as used in the previous two paragraphs has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes were to assert that an adjustment to the conversion privilege of the Notes was required under the Indenture and the Company were to contest such assertion, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Notes from successfully asserting that the Conversion Price is subject to adjustment or that the Notes are convertible into other shares of stock and other securities and property that the Holders would have owned immediately after the transaction if the Holders had converted the Notes immediately before the effective date of the transaction.

               Certain adjustments to the Conversion Price to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities or other property (including cash) to holders of the Common Stock may result in constructive distributions taxable as dividends to Holders of the Notes. Similarly, if instead of adjusting the Conversion Price upon a pro rata distribution of rights to subscribe for additional shares of the Company's capital stock, as described above, the Company elects at such time to alter the consideration receivable by the Holders of the Notes upon conversion to include the rights such Holders would have been entitled to if conversion had occurred prior to the record date for such distribution of rights, the alteration may result in constructive distributions taxable as dividends to Holders of the Notes.

               With respect to any Notes listed on the Luxembourg Stock Exchange, the Company will publish a notice of any change in the Conversion Price in the Luxemburger Wort and will notify the Luxembourg Stock Exchange of the Conversion Price when determined.

               In the event that Definitive Notes are issued to the Holders, such Definitive Notes may be presented for conversion at the office of the Conversion Agent. Upon presentation for conversion of Definitive Notes, the Conversion Agent will, as soon as practicable thereafter, deliver by certified mail (i) the shares of Common Stock issuable on conversion and (ii) a cash sum which, in accordance with the Indenture, such Definitive Note holder is entitled to receive in lieu of the issuance of fractional shares. Such cash sum shall be paid by way of a U.S. dollar check drawn on a bank in the City of New York.

Optional Redemption by the Company

               The Notes will be subject to redemption at the option of the Company as set forth in the applicable Prospectus Supplement.

               With respect to any optional redemption by the Company, if less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes such converted portion shall be deemed to be of the portion selected for redemption.

               All Notes which are redeemed or otherwise acquired by the Company or any of its subsidiaries prior to maturity will be immediately canceled and may not be held, reissued or resold.

               The Company will publish all notices related to redemption of Notes in the Luxemburger Wort if and for so long as the Notes are listed on the Luxembourg Stock Exchange.

Purchase of Notes at the Option of Holders Upon a Change in Control

               Unless otherwise specified in the applicable Prospectus Supplement, in the event a Change in Control (as defined below), each Holder will have the option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the Holder's Notes as of the date that is 50 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") for a purchase price equal to 100% of the principal amount thereof, plus accrued interest up to but not including the Change in Control Purchase Date.

               Within 20 Business Days after the occurrence of a Change in Control, the Company shall mail to the Trustee and to each Holder and cause to be published a written notice of the Change in Control, setting forth, among other things, the terms and conditions, and the procedures required for exercise of, the Holder's right to require the purchase of such Holder's Notes. The Company will publish such written notice in the Luxemburger Wort if and for so long as the Notes are listed on the Luxembourg Stock Exchange.

               To exercise the purchase right upon a Change in Control, a Holder must deliver written notice of such exercise to the Paying Agent at any time prior to the close of business on the Business Day prior to the Change in Control Purchase Date, specifying the Notes with respect to which the purchase right is being exercised. Such notice of exercise may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the Business Day prior to the Change in Control Purchase Date.

               A Change in Control shall be deemed to have occurred if any of the following occurs after the initial issuance of the Notes:

               (a) any person or group, other than the Permitted Holders, is or becomes owner, directly or indirectly, of shares of capital stock of the Company representing 50% of the total voting power of all shares of capital stock of the Company entitling the holders thereof to vote generally in elections of directors; (b) the Company consolidates with, or merges with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company, or any person consolidates with, or merges with or into, the Company, in any such event other than pursuant to a transaction in which the person or persons that "beneficially owned," directly or indirectly, shares of capital stock of the Company representing a majority of the total voting power of all classes of capital stock of the Company immediately prior to such transaction, "beneficially own," directly or indirectly, shares of capital stock of the Company representing a majority of the total voting power of all classes of capital stock of the surviving or transferee person; or (c) during any consecutive two year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason (other than by action of the Permitted Holders) to constitute a majority of the Board of Directors of the Company, then in office. For purposes of this definition,
(i) "group" has the meaning under Section 13 (d) and 14 (d) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule l3d-5 (b)(1) under the Exchange Act and (ii) a "beneficial owner", shall be determined in accordance with Rule l3d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture, except that the Indenture requires that the number of shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors shall be deemed to include, in addition to all outstanding shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors and Unissued Shares deemed to be held by the person with respect to which the Change in Control determination is being made, all Unissued Shares deemed to be held by all other persons. As defined in the Indenture, "Unissued Shares" means shares of capital stock of the Company not outstanding that are subject to options, warrants, rights to purchase, or conversion privileges exercisable within 60 days of the date of determination of a Change in Control and that, upon issuance, will entitle the holders thereof to vote generally in the election of directors.

               Notwithstanding the foregoing, a Change in Control will be deemed not to have occurred (i) if the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to a specified percentage of the Conversion Price in effect immediately preceding the Change in Control or (ii) if at least a specified percentage of the consideration (excluding cash payments for fractional shares or cash payments for appraisal rights) in the transaction or transactions constituting the Change in Control consists of shares of common stock or securities convertible into shares of common stock that are, or upon issuance will be, traded on a national securities exchange or through NASDAQ.

               The term "all or substantially all" as used in clause (ii) of the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Notes from successfully asserting that a Change in Control has occurred.

               The Company will comply with the provisions of Rule 13e-4 and Rule l4e-1 under the Exchange Act, will file Schedule 13E-4 or any successor or similar schedule required thereunder, and will otherwise comply with all federal and state securities laws in connection with any offer by the Company to purchase Notes at the option of the Holders upon a Change in Control.

               The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The Company is not aware of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, nor is the Change in Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a result of negotiations between the Company and the Underwriters.

               Subject to the limitation on mergers and consolidations discussed below, the Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control under the Indenture, but that would increase the amount of Indebtedness outstanding at such time or otherwise adversely affect the Holders of the Notes. There will be no restrictions in the Indenture on the creation of additional Indebtedness by the Company or its subsidiaries, and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes.

               If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Notes tendered by the Holders thereof. Failure by the Company to repurchase the Notes when required will result in an Event of Default (as defined in the Indenture) whether or not such repurchase is permitted by the subordination provisions thereof.

               Other than granting Holders the option to require the Company to purchase all or part of their Notes upon the occurrence of a Change in Control as described in "Purchase of Notes at the Option of Holders Upon a Change in Control," the Indenture will not contain any covenants or other provisions designed to afford Holders protection in the event of takeovers, recapitalizations, highly leveraged transactions or similar restructuring involving the Company.

               In the event that Definitive Notes are issued to the Holders, Notes may be submitted for purchase upon a Change in Control in accordance with the terms of the Indenture by presenting such Definitive Notes at the office of the Paying Agent. Where not all of the Notes represented by a Definitive Note are submitted for purchase, a new Definitive Note in respect of the principal amount of the Notes that have not been so submitted for purchase will be issued to the Holder, and will be available at the office of the Trustee in The City of New York and, if and so long as the Notes are listed on the Luxembourg Stock Exchange, at the office of the Paying Agent.

Subordination of Notes

               To the extent set forth in the Indenture, the Notes will be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, assumed or guaranteed. Upon any payment or distribution of assets of the Company in any dissolution, winding-up, liquidation or reorganization of the Company (whether in insolvency or bankruptcy proceeding or otherwise), all Senior Indebtedness must be paid in full (including the principal thereof, interest thereon and fees and expenses relating thereto) before any payment is made in respect of the Notes. In the event of a default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal or interest on, or other discount due in respect of Senior Indebtedness, no payment may be made by the Company in respect of the Notes until payment in full of the Senior Indebtedness then due or cure, waiver or cessation of the default. Upon a default with respect to any Senior Indebtedness (other than a default in the payment of principal of or interest on Senior Indebtedness) permitting a holder thereof to accelerate its maturity, and upon written notice of such default to the Trustee and the Company by any holder of such Senior Indebtedness or its representative, then, unless and until such default has been cured, waived in writing or has ceased to exist, no payment may be made by the Company in respect of the Notes; provided that nothing in the above-described provision will prevent the making of any payment in respect of the Notes for a period of more than 180 days after the date such written notice of default is given unless the maturity of the Senior Indebtedness has been accelerated, in which case no payment on the Notes may be made until such acceleration has been waived or such Senior Indebtedness has been paid in full. No such subordination will prevent the occurrence of any Event of Default with respect to the Notes, but, as a result of these subordination provisions, in the event of insolvency, Holders of Notes may recover less ratably than other creditors of the Company.

               In the event that, notwithstanding the foregoing, the Trustee or any Holder of the Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

               By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more ratably, and holders of the Notes may receive less ratably, than other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

               The Indenture will not limit the amount of future or other additional indebtedness, including Senior Indebtedness, that the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness that any subsidiary can incur. As of June 30, 1998, the Company had approximately $94.5 million of Senior Indebtedness outstanding (excluding interest accrued thereon), and the Company's subsidiaries had approximately $97 million of indebtedness outstanding (excluding interest accrued thereon).

Certain Definitions

               "Permitted Holders" means Peter Kiewit Sons' Inc., Level 3 Communications Inc. and Level 3 Telecom Holdings, Inc. and any of their respective controlled affiliates.

               "Senior Indebtedness" means the principal of, premium, if any, interest and other amounts payable on or in respect of (i) any indebtedness of the Company, now or hereafter outstanding, in respect of borrowed money, (ii) any indebtedness of the Company, now or hereafter outstanding, evidenced by a bond, note , debenture, capitalized lease, letter of credit or other similar instrument, (iii) any other written obligation of the Company, now or hereafter outstanding, to pay money issued or assumed as all or part of the consideration for the acquisition of property, assets or securities and (iv) any guaranty or endorsements (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire, to supply or advance funds or to become liable with respect to (directly or indirectly), any indebtedness or obligation of any person of the type referred to in the preceding clauses (i), (ii) and (iii) now or hereafter outstanding. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) indebtedness evidenced by the Notes, (b) indebtedness that is pursuant to the instrument creating such indebtedness expressly pari passu or subordinate or junior in right of payment to the Notes of the Company, (c) indebtedness which, when incurred and without respect to any election under Section 1111(b) or Title 11, United States Code, is without recourse to the Company, (d) indebtedness for goods, materials or services purchased in the ordinary course of business or indebtedness consisting of trade account payables or other current liabilities incurred in the ordinary course of business, (e) indebtedness of or amounts owed by the Company for compensation to employees or for services rendered to the Company, (f) any liability for federal, state, local or other taxes owed or owing by the Company, (g) indebtedness of the Company to any Subsidiary of the Company and (h) amounts owing under leases (other than capital leases).

               "Subsidiary" means, with respect to the Company, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries and (ii) any other person (other than a corporation), including, without limitation, a joint venture, in which the Company, one or more Subsidiaries of the Company or the Company and one or more Subsidiaries, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other person performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

               "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

Events of Default; Notice and Waiver

               If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee may, by notice to the Company, declare all unpaid principal of and accrued interest to the date of acceleration on the Notes then outstanding to be due and payable immediately. Also, in such event, the Holders of at least 25% in principal amount of the Notes then outstanding may notify the Company and the Trustee with respect thereto, and upon the request of such Holders, the Trustee shall declare all unpaid principal of and accrued interest to the date of acceleration on the Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, all unpaid principal of and accrued interest on the Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

               The Indenture will provide that the Holders of a majority in principal amount of the Notes may on behalf of all Holders waive any existing default or Event of Default and its consequences except a default in the payment of principal of or accrued interest on the Notes or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Note affected.

               The following will be Events of Default under the Indenture:
(i) failure of the Company to pay interest for 30 days after the same is due or failure to pay principal when due, (ii) failure of the Company to comply with any of its other agreements contained in the Notes or the Indenture for 60 days after receipt of notice of such failure, (iii) default under any bond, Note, note or other evidence of indebtedness for money borrowed of the Company having an aggregate outstanding principal amount in excess of an amount to be specified, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and (iv) certain events of bankruptcy or insolvency, including without limitation appointment of a custodian of the Company's property.

               The Trustee shall, within 90 days after the occurrence of any default known to it, give to the Holders notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Notes, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders. Any such notices related to an Event of Default will be published in the Luxemburger Wort if and for so long as the Notes are listed on the Luxembourg Stock Exchange.

               No Holder may pursue any remedy under the Indenture or the Notes against the Company (except actions for payment of overdue principal or interest or for the conversion of the Notes), unless (i) the Holder gives to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy, (iii) such Holder or Holders offer satisfactory indemnity to the Trustee against any loss, liability or expense,
(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity and (v) the Trustee shall not have received during such 60-day period a contrary direction from the Holders of at least a majority in principal amount of the outstanding Notes.

               The Company must deliver an Officer's Certificate to the Trustee within 90 days after the end of each fiscal year of the Company as to the signer's knowledge of the Company's compliance with all conditions and covenants on its party contained in the Indenture, and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officer's Certificate shall describe the default or Event of Default and the efforts to remedy the same.

Amendment

               The Company and the Trustee may amend or supplement the Indenture or the Notes with the written consent of the Holders of at least a majority in principal amount of the outstanding Notes. The Holders of a majority in principal amount of the Notes then outstanding may waive compliance in a particular instance by the Company with any provision of the Indenture or the Notes without notice to any Holder. Without the consent of the Holder of each Note affected thereby, however, an amendment, supplement or waiver may not (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal of or premium on or change the fixed maturity of any Note or alter the redemption provisions with respect thereto in a manner adverse to the Holder thereof, (iv) alter the conversion provisions with respect to any Note in a manner adverse to the Holder thereof, (v) waive a default in the payment of the principal of or premium or interest on any Note, (vi) reduce the percentage of Notes necessary to waive defaults or Events of Default or to amend or supplement the Indenture or the Notes, (vii) change the ranking of the Notes or (viii) make any Note payable in money other than that stated in the Note.

               The Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or consent of any Holder in certain events, such as to comply with the certain conversion, adjustment, liquidation and merger provisions described in the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes, to cure any ambiguity, defect or inconsistency, or to make any other change that does not adversely affect the rights of the Holders, to comply with the provisions of the Trust Indenture Act or to appoint a successor Trustee.

               No amendment may be made that adversely affects the rights under the provisions described under "-- Subordination of Notes" above of a holder of an issue of Senior Indebtedness unless the holders of that issue, pursuant to its terms, consent to such amendment.

Satisfaction and Discharge

               The Company may terminate all of its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Notes and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Notes), at any time, by depositing with the Trustee or a paying agent other than the Company, money or non-callable U.S. Government Obligations sufficient to pay the principal of and interest on the Notes then outstanding to maturity.

Mergers and Consolidations

               Subject to the right of the Holders to require the Company to purchase the Notes in the event of a Change in Control, the Company may consolidate or merge with or into any other corporation, and the Company may transfer all or substantially all its property and assets to any other corporation, provided (i) either the Company is the resulting or surviving corporation, or the successor corporation is a domestic corporation and the successor expressly assumes, by supplemental indenture executed and delivered to the Trustee, payment of the principal of and interest on the Notes and performance and observance of every covenant of the Indenture, and (ii) immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing. Thereafter, all obligations of the Company under the Indenture and the Notes will terminate.

Notices

               Notice to Holders shall be validly given if (i) mailed to them at their respective addresses in the register and (ii) if and so long as the Notes are listed on the Luxembourg Stock Exchange, published in a daily newspaper having a general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Governing Law

               The Indenture and the Notes will be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Concerning the Trustee

               The Chase Manhattan Bank will be the Trustee under the Indenture.

               The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the Indenture) and there exists a default with respect to the Notes, it must eliminate such conflict or resign.

               The Holders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any law or the Indenture, is not unduly prejudicial to the rights of another Holder or the Trustee and does not involve the Trustee in personal liability.

                          DESCRIPTION OF CAPITAL STOCK

               The summary of the terms of the capital stock of the Company set forth below does not purport to be complete and is qualified by reference to the Charter and Bylaws of the Company.

Authorized Capital Stock

               Under the Charter, the Company's authorized capital stock consists of 85,000,000 shares of Common Stock, par value $1.00 per share, 15,000,000 shares of Class B Common Stock, par value $1.00 per share and 25,000,000 shares of Preferred Stock.

Common Stock and Class B Common Stock

               As of August 31, 1998, there were 15,779,617 shares of Common Stock and 2,613,440 shares of Class B Common Stock outstanding (excluding treasury shares). The holders of Common Stock and Class B Common Stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Board of Directors, subject to any preferential dividend rights granted to the holders of any outstanding Preferred Stock. The Charter also provides that, in relation to cash dividends, the dividend payable on Common Stock is to be at least 105% of that payable on Class B Common Stock. In the event of liquidation, each share of Common Stock and Class B Common Stock is entitled to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date and each holder of Class B Common Stock is entitled to fifteen votes for each share of Class B Common Stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

               Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption rights or sinking fund provisions with respect to the Common Stock or the Class B Common Stock except that the Class B Common Stock is convertible, at the option of the holder, into shares of Common Stock on a one-for-one basis at any time and from time to time. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable, and any shares of Common Stock in respect of which this Prospectus is being delivered will be fully paid and non-assessable.

Preferred Stock

               Under the Company's Charter, up to 25,000,000 shares of Preferred Stock may be issued in such series and with such rights and preferences as the Board of Directors may determine from time to time. The Board of Directors has the authority to amend the Bylaws of the Company by resolution or resolutions from time to time (to the extent permitted by the Business Corporation Law of Pennsylvania), to divide the Preferred Stock into one or more classes or series, to determine the designation and the number of shares of any class or series Preferred Stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of Preferred Stock and to increase or decrease the number of shares of any such class or series.

               The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which the Prospectus is being delivered (to the extent applicable to such Preferred Stock): (i) the specific designation, number of shares, seniority and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity; (iv) any redemption, repayment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (vi) any voting rights;
(vii) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation (viii) whether such Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other provisions; (ix) the place or places where dividends and other payments on the Preferred Stock will be payable; and (x) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions. Unless otherwise specified in a Prospectus Supplement, the Preferred Stock offered hereby will not restrict the Company's ability to repurchase or redeem shares while there is an arrearage in the payment of dividends or sinking fund installments.

               All shares of Preferred Stock offered hereby will, when issued, be fully paid and nonassessable. Any shares of Preferred Stock that are issued would have priority over the Common Stock and the Class B Common Stock with respect to dividend or liquidation rights or both.

               As of August 31, 1998, there were 4,100,000 shares of Series A Preferred Stock ("Preferred Series A") and 1,100,000 shares of Series B Preferred Stock ("Preferred Series B") outstanding (together, the "Preferred Stock"). The Preferred Series A and the Preferred Series B each has a stated value of $10 per share ("Stated Value") and is entitled to receive $10 per share in liquidation. Dividends on the Preferred Series A and the Preferred Series B are cumulative at 5% per annum beginning January 1, 1996 and must be paid in the event of liquidation (as must the $10 per share liquidation preference) before any distribution to holders of Common Stock and Class B Common Stock. The Company paid dividends on the Preferred Series A and the Preferred Series B of, in aggregate, $2,600,000 in 1996, $1,950,000 in 1997 and $650,000 in January 1998.

               Holders of the Preferred Series A and the Preferred Series B have no voting rights. However, there are certain exceptions, including the right to elect an additional director if the Company fails to pay dividends for 12 consecutive months sufficient to provide a cumulative return of 5% per annum. Such director will remain on the Board of Directors until the holders of such Stock have received dividends sufficient to provide a cumulative return of 5%.

               The Preferred Series A and the Preferred Series B are convertible into Common Stock at conversion prices of $35.00 and $38.50, respectively, at the election of the holders commencing in September 1998 and ending in September 2003 (the "Exchange Period"). An election to convert shares will be effective only if the total number of shares to be converted by the holder, alone or together with other holders (if electing at the same time), equals at least 5% of the total number of shares of Preferred Series A and Preferred Series B outstanding at the time the election is made.

               At any time during the Exchange Period, the Company may elect to acquire all, but not less than all, of either series of the Preferred Series A and Preferred Series B for Common Stock or cash as herein described. If on the day the Company gives notice of its election (the "Notice Date"), the trading price on the day preceding the Notice Date (the "Market Value") of the shares of Common Stock, into which such shares of Preferred Series A or Preferred Series B could be converted as described above, is greater than or equal to the aggregate conversion price for such shares, then the Company will transfer and deliver Common Stock based on the conversion price of the shares of such Preferred Series A or Preferred Series B. If such Market Value is less than the conversion price, then the Company will, at the holders' option (acting as a whole), either deliver cash equal to the aggregate conversion price of such shares or transfer and deliver Common Stock based upon the conversion price of such shares.

               All remaining Preferred Series A and Preferred Series B shall be redeemed by the Company for an amount equal to the aggregate Stated Value thereof, plus any accrued and unpaid dividends, in September 2003, whether or not the holders so elect.

Description of Certain Provisions of Charter and Bylaws

               The Charter and Bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable. Set forth below is a description of certain of these provisions in the Charter and Bylaws.

               Voting Rights--As described above, the Charter provides that each holder of Common Stock is entitled to one vote for each share of Common Stock held and each holder of Class B Common Stock is entitled to fifteen votes for each share of Class B Common Stock held on all matters submitted to a vote of shareholders.

               "Blank Check"Preferred Stock--The Charter empowers the Board of Directors, to the extent permitted by the Business Corporation Law of Pennsylvania, to amend the Charter by resolution or resolutions from time to time to divide the Preferred Stock into one or more classes or series, to determine the designation and the number of shares of any class or series of Preferred Stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of Preferred Stock and to increase or decrease the number of shares of any such class or series.

               Special Meetings of Shareholders--The Bylaws provide that, except in relation to Preferred Stock, special meetings of shareholders may be called by the Board of Directors, the Chairman or the Chief Executive Officer of the Company and may not be called by any other person. Whenever holders of one or more classes or series of Preferred Stock, however, have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the privileges and powers of such Preferred Stock set out in the Charter, special meetings of holders of such Preferred Stock.

               Shareholder Nomination of Directors--The Bylaws contain a procedure for shareholder nomination of directors. Nominations of persons for election to the Board of Directors may be made at a meeting of shareholders
(a) by or at the direction of the Board of Directors or (b) by any shareholder who is a shareholder of record at the time of giving of notice as provided for herein, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth herein. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the secretary of the Company. To be timely, a shareholder's notice shall be delivered to or mailed and received not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting or such public disclosure was given or made. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the books, of such shareholder, (ii) the class and number of shares of the Company which are beneficially owned by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nomination(s) are to be made by such shareholder and (iv) any other information relating to such shareholder that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14A under the Exchange Act.

               Staggered Terms for Directors--The Bylaws provide that the directors of the Company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the shareholders for a term of three years to succeed the directors whose term then expires.

               Provisions of Business Corporation Law--The Business Corporation Law of Pennsylvania provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and
(iii) the resources, intent and conduct of the person seeking control. The Charter or Bylaws do not provide an exemption from these provisions. Pennsylvania has, however, adopted other anti-takeover legislation from which the Company has elected to exempt itself in the Bylaws.

Transfer Agent and Registrar

               First Union National Bank is the transfer agent and registrar for the Common Stock. The transfer agent for each series of Preferred Stock offered hereby will be described in the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

               The Company may sell the Offered Securities in any of three ways (or in any combination thereof): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. In addition, the Company may from time to time distribute the Rights and issue Common Stock directly to purchasers or through agents in connection with the exercise of Rights. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of the offering of such Offered Securities, including (a) the name or names of any underwriters, dealers or agents and the respective amounts of such Offered Securities underwritten or purchased by each of them, (b) the initial public offering price of such Offered Securities and the proceeds to the Company from such sale, any discounts, commissions or other items constituting compensation from the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers and (c) any securities exchanges on which such Offered Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

               If underwriters are used in the sale of any Offered Securities, such Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Offered Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased.

               The Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

               If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

               Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                     EXPERTS

               The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, changes in common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                  LEGAL MATTERS

               Certain legal matters with respect to the Offered Securities will be passed upon for the Company by Davis Polk & Wardwell, New York, New York and John Filipowicz, Senior Vice President and Assistant General Counsel of the Company.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

               The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the Offering. All of such expenses except the Securities and Exchange Commission registration fee are estimated:


Securities and Exchange Commission registration fee.......      $   59,000
Printing and engraving expenses...........................         100,000
Accounting fees and expenses..............................         100,000
Legal fees and expenses...................................         300,000
Miscellaneous.............................................          81,000
   Total..................................................      $  640,000

-------------
*  To be completed by amendment.

Item 15.  Indemnification of Directors and Officers

               Section 1713 of Subchapter B of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provides that, if the bylaws of a business corporation so provide, no director shall be personally liable for monetary damages for any action or failure to act unless the director has breached or failed to perform his or her duties under Subchapter B of Chapter 17 of the BCL and the breach or failure to perform constitutes self-dealing, wilful misconduct or recklessness, provided that such provision does not apply to the responsibility or liability of a director with respect to any criminal statute or for the payment of taxes. The Company's Bylaws ("Bylaws") contain provisions which limit the liability of directors as described in Section 1713.

               Subchapter D (Sections 1741 through 1750) of Chapter 17 of the BCL contains provisions for mandatory and discretionary indemnification of a corporation's directors, officers, employees and agent (collectively, "Representatives") and related matters.

               Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

               Section 1742 provides for indemnification with respect to derivative actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

               Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in
Section 1741 or 1742.

               Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or by the shareholders.

               Section 1755 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

               Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors of otherwise, both as to action in his official capacity and as to action in another capacity while holding that office and that the corporation may create a fund or otherwise secure or insure its indemnification obligation, whether arising by law or otherwise.

               Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the BCL.

               Sections 1748 and 1749 apply the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the BCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation with respect to an employee benefit plan.

               Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representatives of such Representatives.

               The Company's Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suits or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company, to the extent such person is not otherwise entitled to indemnification (including indemnification under any insurance policy maintained by the person, the Company or any other entity), to the fullest extent authorized by Pennsylvania law, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. The Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company. Indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company. Indemnification hereunder shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The right to indemnification conferred shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition. If Pennsylvania law so requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

               The Company may, by action of its board of Directors, enter into contracts with its directors, officers, employees and/or agents to provide such indemnification for such actions as it may deem appropriate not inconsistent with the provisions of applicable Pennsylvania law.

               The Company's Bylaws authorize the Company to purchase and maintain insurance to protect itself and/or any director, officer, employee or agent of the Company or another entity against any expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss pursuant to applicable Pennsylvania law now or hereafter in effect. The Company has purchased such insurance.

Item 16.  Exhibits.

               The list of exhibits is incorporated herein by reference to the Index to Exhibits on page E-1.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

                              (i) To include any prospectus required by Section
               10(a)(3) of the Securities Act of 1933;

                              (ii) To reflect in the prospectus any facts or
               events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                              (iii) To include any material information with
               respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in
Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, in connection with the securities registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the township of Dallas, Commonwealth of Pennsylvania, on this 22nd day of September, 1998.

                                     Commonwealth Telephone Enterprises, Inc.


                                     By: /s/ Bruce C. Godfrey
                                         -------------------------------------
                                         Name: Bruce C. Godfrey
                                         Title: Executive Vice President
                                                and Chief Financial Officer

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                  Title                                     Date

/s/ David C. McCourt              Chairman and Chief Executive Officer and           September 22, 1998
------------------------------    Director
David C. McCourt


/s/ Michael I. Gottdenker         President and Chief Operating Officer and          September 22, 1998
------------------------------    Director
Michael I. Gottdenker


/s/ Bruce C. Godfrey              Executive Vice President and Chief                 September 22, 1998
------------------------------    Financial Officer and Director
Bruce C. Godfrey


/s/ Ralph S. Hromisin             Vice President and Chief Accounting                September 22, 1998
------------------------------    Officer
Ralph S. Hromisin

/s/ James Q. Crowe
------------------------------
James Q. Crowe                    Director                                           September 22, 1998

/s/ Walter Scott, Jr.
------------------------------
Walter Scott, Jr.                 Director                                           September 22, 1998

/s/ Richard R. Jaros
------------------------------
Richard R. Jaros                  Director                                           September 22, 1998

/s/ David C. Mitchell
------------------------------
David C. Mitchell                 Director                                           September 22, 1998

/s/ Frank M. Henry
------------------------------
Frank M. Henry                    Director                                           September 22, 1998

/s/ Daniel E. Knowles
------------------------------
Daniel E. Knowles                 Director                                           September 22, 1998

/s/ Eugene Roth
------------------------------
Eugene Roth                       Director                                           September 22, 1998

/s/ Stuart E. Graham
------------------------------
Stuart E. Graham                  Director                                           September 22, 1998

/s/ John J. Whyte
------------------------------
John J. Whyte                     Director                                           September 22, 1998

/s/ Michael J. Mahoney
------------------------------
Michael J. Mahoney                Director                                           September 22, 1998



                                 EXHIBIT INDEX

Exhibit                                                                                           Sequential
  No.                              Description                                                     Page No.
-------                            -----------                                                    ----------
   1.01    Form of Underwriting Agreement**
   2.01    Distribution agreement among C-TEC Corporation, RCN and Cable
           Michigan, Inc. (incorporated by reference to Exhibit 2.1 to Amendment
           No. 2 to Form 10/1 of RCN dated September 15, 1997 (Commission
           File No. 0-22825)).
   2.02    Articles of Merger between C-TEC Corporation and Commonwealth
           Communications, Inc. dated September 29, 1997 (incorporated by reference to Exhibit 2(b) of the Company's Annual Report on Form 10-K
           for period ending December 31, 1997)
   4.01    Form of Indenture between the Company and The Chase Manhattan
           Bank, as Trustee**
   4.02    Form of Note (included in Exhibit 4.01)**
   4.03    Loan Agreement dated as of March 29, 1994, made by and between
           Commonwealth Telephone Company and the National Bank for
           Cooperatives (incorporated by reference to the Company's report on
           Form 10-Q for the quarter ended March 31, 1994, (Commission File
           No. 0-11-53))
   4.04    Credit Agreement dated as of June 30, 1997 by and among C-TEC corporation, the Lenders and First Union National Bank, as administrative agent for the Lenders (incorporated by reference to
           Exhibit 4(b) of the Company's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1997))
   5.01    Opinion of Davis Polk & Wardwell, as to the validity of the
           Subordinated Debt Securities**
   5.02    Opinion of Pennsylvania counsel as to the validity of the Common
           Stock, the Preferred Stock and the Rights**
  12.01    Statements re: computation of ratios**
  23.01    Consent of PricewaterhouseCoopers LLP**
  23.02    Consent of Davis Polk & Wardwell (included in their
           opinion filed as Exhibit 5.01)**
  23.03    Consent of Pennsylvania counsel (included in their opinion filed as
           Exhibit 5.02)**
  24.01    Powers of Attorney of certain officers and directors
           of the Registrant*
  25.01    Form T-1 Statement of Eligibility and Qualification under the Trust
           Indenture Act of 1939 of The Chase Manhattan Bank, as Trustee**
  99.01    Form of Subscription Certifficate**

* Previously filed
** Filed herewith